BELL MICROPRODUCTS



CONTINUING OUR STRATEGY FOR SUCCESS

2003 ANNUAL REPORT


OUR STRATEGY
ENTERPRISE SOLUTIONS
GEOGRAPHIC EXPANSION
EXPANDING SUPPLIER PARTNERSHIPS
= GROWTH & SUCCESS

CORPORATE PROFILE

Bell Microproducts is an international, value-added provider of a wide range of high technology products, solutions, and services to the industrial and commercial markets. Our offerings include semiconductors, computer platforms, peripherals, and storage products of various types, including desktop; high-end computer and storage subsystems; Fibre Channel connectivity products; RAID, NAS, and SAN storage systems; and back-up products. Bell Microproducts is an industry-recognized specialist in storage products and is one of the world's largest storage-centric value-added distributors.

Our products are available at any level of integration, from components to subsystem assemblies and fully integrated, tested, and certified system solutions. We add value with a broad range of services, including testing, software loading, kitting, mass storage system integration, and computer system integration. Trained and certified technical personnel complete each of these processes at Bell Microproducts' ISO 9001:2000 facilities.

We market and distribute more than 130 brand name product lines, as well as our own Rorke Data storage brands, to original equipment manufacturers (OEMs), contract electronic manufacturing services (CEMS) customers, value-added resellers (VARs) and system integrators in the Americas and Europe. You can find more information in our SEC filings, or by visiting the Bell Microproducts Web site at www.bellmicro.com.





FINANCIAL HIGHLIGHTS

ANNUAL SALES

Dollars in Billions


$1.06
$1.80
$2.01
$2.10
$2.23
1999
2000
2001
2002
2003

5-YEAR PERFORMANCE HIGHLIGHTS

(Dollars in Thousands, Except EPS)	1999	2000	2001	2002	**2003**
Sales[†]	$1,058,275	$1,804,102	$2,007,102	$2,104,922	**$2,230,287**
Net Income[†]	$ 8,930	$ 17,237	$ (4,735)	$ (2,902)	**$ (1,929)**
Earnings per Share Diluted[†]	$ 0.65	$ 1.05	$ (0.29)	$ (0.15)	**$ (0.09)**
Working Capital	$ 182,626	$ 136,810	$ 183,964	$ 206,786	**$ 283,634**
Total Assets	$ 360,351	$ 661,207	$ 643,687	$ 614,191	**$ 712,999**
Long-term Debt	$ 110,638	$ 106,871	$ 176,441	$ 179,237	**$ 207,827**
Shareholders' Equity	$ 96,273	$ 129,532	$ 125,769	$ 145,849	**$ 193,410**

[†]*Continuing Operations and Before Special Charges*

LETTER TO SHAREHOLDERS



W. Donald Bell
President, Chief Executive Officer and Chairman of the Board

TO OUR INVESTORS, CUSTOMERS, SUPPLIERS, AND EMPLOYEES

We are pleased to report our financial and operating performance for 2003 and provide perspective on our outlook for 2004. Following the longest and deepest downturn in the technology industry—dating back to early 2001 and continuing through the first half of 2003—both market conditions and Bell Microproducts' financial results recovered in the second half of 2003. We ended the year with accelerating business trends and are optimistic about the outlook for IT spending and Bell Microproducts' performance in 2004.

Bell Microproducts increased its revenue each year throughout the recession, and 2003 revenues were 24 percent better than 2000. During this period we strengthened our position as a multinational leader in the distribution of storage products, gained market share in key product lines and geographies, and exited the three-year industry downturn in a much stronger position.

In the future we will continue to pursue our strategic initiatives in enterprise storage solutions while strengthening our business partner alliances, building our support structure and value-added services, and expanding geographically. We will leverage these initiatives to continue to grow and gain share in the markets we serve. We are looking forward to another revenue record in 2004, accompanied by a significant improvement in profitability.

MISSION

Our mission is to generate exceptional value for our shareholders, customers, vendor partners, and employees by continually increasing our position—and the depth of this position—as the worldwide leader in storage distribution. Our accomplishments in 2003 and the acceleration of our growth and profitability in an improving economic environment are a clear sign that we are making progress in the pursuit of our goals.

OPERATING TRENDS

In 2003, revenue increased 6 percent to $2.23 billion, which was a record sales year for our Company. In 2003, North America, Latin America, and Europe represented 46, 8, and 46 percent of total revenues, respectively. By product category, our solutions sales increased 15 percent during 2003 and represented 50 percent of our total business, with components and peripherals representing the other 50 percent. From 1999 to 2003, our solutions revenue has grown from $115 million to $1.1 billion. We are pleased that the revenue increase in the second half of the year was across a broad product base, and across all geographic areas.

One of the drivers of the revenue increase in 2003 was the success of our LDi software licensing program. We launched this program in the UK two years ago, and have now expanded it into European markets. This innovative electronic commerce-based tool for the sale and administration of software licenses received the Editor's Choice Award from Computer Reseller News in the UK during the fourth quarter. Our software market share and sales in the UK and European markets are both growing rapidly. Since software licensing sales carry lower than average gross margins, the success of this product category had an impact on overall gross margins during the year. However, software licensing sales require low operating expenses and virtually no inventory investment since most of the business is conducted electronically. As a result, this business segment makes a positive contribution to our profitability.

Operating expenses continue to remain under tight control. Operating expenses of $156 million in 2003 were down $10 million from $166 million in 2002, despite additional variable expenses associated with the $125 million annual increase in revenue. Operating expenses as a percent of sales declined to 7.0 percent in 2003 from 7.9 percent in 2002, and we ended the year with operating expenses at 6.3 percent of revenue in the fourth quarter of 2003.

Improved business trends, along with the addition of alliances with new suppliers and enhanced existing supplier relationships, enabled us to capitalize on new growth opportunities which we supported through a broader inventory base. As a result, inventories increased to $257 million at December 31, 2003 as compared to $183 million at December 31, 2002. This resulted in average inventory turns of 9.9 times in 2003 versus 10.1 times in 2002.

Accounts receivable increased to $310 million at December 31, 2003, compared with $277 million at December 31, 2002. However, average days sales outstanding (DSO) improved to 42 days in 2003 versus 50 days in 2002.

Total debt increased to $220 million at December 31, 2003, compared with $207 million at December 31, 2002. This increase in debt occurred in our working capital lines as a result of the significant increase in sales during the last half of the year.

2003 ACCOMPLISHMENTS

During 2003, we continued to make progress on our three main strategic initiatives: enhancing our leadership position in storage solutions, deepening our line-card of industry leading suppliers, and expanding our geographic presence.

In our enterprise solutions business, we focused on several select vertical growth market segments, such as medical, video, retail, and financial. We improved our ability to add value to these markets by enhancing our hardware, software, and services offerings.

We also further enhanced our line-card during the year by signing new or expanded franchise distribution agreements with Western Digital, Intel, EMC, Finisar Corporation, SonicWALL, Fujitsu Microelectronics, McDATA, BakBone Software, and others.

In keeping with our strategy to expand geographically, late in the year we completed the acquisition of EBM Mayorista in Mexico. This business has increased our reach in key growth markets in Mexico and, because of its product mix, has a positive impact on our margins.

We enhanced our management team during 2003. We added additional capabilities in sales, marketing, and operations to our senior management group in North America and Europe. We also added Mr. Mark Sanders to our Board of Directors. Mr. Sanders is the Chairman of the Board of Pinnacle Systems, one of the world's leading suppliers of video systems to broadcast and satellite companies. We will continue to enhance the management team as we position Bell Microproducts for further growth and expansion.

During the year we improved our balance sheet with the infusion of new equity capital. In August we raised net proceeds of $35 million. More recently we completed a $110 million convertible debt offering on very favorable terms. The proceeds from these offerings were used to pay down debt, lower our interest expenses, complete the acquisition of EBM Mayorista in Mexico, and fund a series of internal initiatives to increase gross margins. These capital additions also provide us with significant additional financial capacity to support acquisitions and strategic investments.

STRATEGIES FOR GROWTH AND PROFITABILITY

Here are a few of our strategies for growth going forward:

Continue Our Focus on Storage Solutions: We will continue to take advantage of the market opportunities in the storage industry by maintaining our strategic focus on providing complete storage solutions. We have devoted significant resources to broadening our range of value-added services and support infrastructure, expanding our marketing efforts, and offering an extensive range of technologically-advanced products. We believe that we are well positioned to benefit from the strong growth and favorable market dynamics of the storage industry.

Expand Our Storage and Complementary Product and Services Capabilities: We believe that our ability to offer customers an extensive line of leading storage products and services across technologies and manufacturers will continue to be a strong competitive advantage for us, particularly as it relates to SAN and NAS solutions. Our selection of products and technologies, together with our independence, allows us to reliably deliver the optimal package of appropriate hardware, software, and services for each project.

Expand Our International Presence: We intend to deepen our presence in North America and expand our coverage in the major international markets we serve, including Latin America and Europe, through internal growth and strategic acquisitions. Increasingly, multinational companies, including our manufacturers and customers, require products and solutions from companies that can address local operational requirements, but which are also heterogeneous and interoperable across countries, regions, and offices. As we expand our global presence, we believe we will be better able to address the demands of multinational customers, gain increased access to multinational manufacturers, and leverage our expertise.

Deepen Relationships with Industry Leaders: We will leverage our position as a leading distributor of storage solutions by broadening our existing strategic relationships with industry leaders and creating new strategic relationships. We believe that distribution channels will continue to consolidate and leading manufacturers will align with those distributors that are best able to offer value-added services and access new customers. Our alliances with leading manufacturers will allow us to identify innovative products, exchange critical information, gain access to new technologies, and create cross-marketing opportunities. We have strategic relationships with a number of leading vendors, including Brocade, EMC, Emulex, Hitachi, HP, IBM, Intel, Legato, Maxtor, McDATA, Microsoft, QLogic, Seagate, StorageTek, Veritas, and Western Digital.

Continue Cost Structure and Profitability Improvements: We intend to continue to improve our cost structure by maximizing the efficiency of personnel and resources throughout our global organization. During the past year, we have continued a wide range of improvement initiatives by realigning and streamlining operations. We have also made significant progress in reducing non-personnel related expenditures. We will continue to review our business and take advantage of opportunities to improve cost efficiencies.

Pursue Selective Acquisitions: We will pursue opportunities to acquire businesses that help us achieve our strategic goals including further developing our solutions offerings, expanding key product offerings, and broadening our geographic footprint. Given current market conditions and consolidation activities that are occurring in various geographies, we believe that we will have the opportunity to evaluate attractive acquisition opportunities in 2004.

On behalf of everyone at Bell Microproducts, we thank you for continuing to place your confidence and trust in our Company. Our management team is focused on and dedicated to continuing to develop Bell Microproducts as the industry leader in storage solutions.

Sincerely,

W. Donald Bell
President, Chief Executive Officer
and Chairman of the Board




LEVEL OF INTEGRATION
ADDED VALUE
PRODUCT
TOTAL SOLUTIONS
SERVICES
VERTICAL MARKETS
BRANDED PRODUCTS
COMPONENTS

Our solutions sales have grown from $114 million in 1999 to over $1 billion in 2003. We have added significant strategic partnerships and service offerings to our portfolio, making it one of the most comprehensive in the industry.

ENTERPRISE SOLUTIONS

While some distributors over the past few years have added either new divisions or new teams aimed at the storage market, Bell Microproducts has made storage solutions our primary focus. The ability to use our worldwide workforce—including more than 400 people dedicated to enterprise storage—adds value and differentiates us from more broadly-focused competitors.

There are several different distribution business models. Broad line distributors carry an extremely wide range of technology products and use their size and scale, coupled with a very low cost structure, to operate competitively. Bell Microproducts and other specialized distributors leverage expertise and value-add capabilities in specific market and technology product sectors. To thrive, a specialized distributor develops and supports a very deep set of vendor products and relationships, and value-added services, in its area of expertise. Capitalizing on the depth and breadth of our storage products capabilities, we have executed an ambitious and successful program to drive our transition from a traditional component distribution model to a broader storage and solutions provider model.

STRATEGY

Bell Microproducts is a leader in enterprise storage and solutions distribution. Our enterprise strategy comprises two key elements: a two-tiered enterprise distribution business and one-tiered end-user business. In enterprise distribution, we are the "Storage SuperSTORE" offering the industry's most comprehensive value-added storage products and services. Our line card provides breadth and depth in many major lines. We are also a leader in a number of storage vertical markets, including healthcare, audio-visual, and government.

In our end-user business, Total Tec Systems, we directly serve the needs of Fortune 1000 and SMB customers. Our offerings consist of end-to-end systems, storage solutions, and services for enterprise end users.

SUCCESS

Our solutions sales have grown from $114 million in 1999 to $1.1 billion in 2003. We have added significant strategic partnerships and service offerings to our portfolio, making it one of the most comprehensive in the industry.

CUSTOMERS AND MARKETS

We serve a broad and comprehensive set of customers, including Original Equipment Manufacturers (OEMs), system builders, the direct marketing channel, VARs, and enterprise VARs, as well as end users in both the large enterprise and small-to-medium business segments. We focus on key vertical industries and major horizontal technology markets, all aimed at delivering value through a comprehensive set of solutions centered around storage and IT infrastructure.

PRODUCTS AND SUPPLIERS

At Bell Microproducts, we are proud to represent the best products and suppliers the storage industry has to offer. We have partnered with the leaders in the industry to offer customers the most comprehensive and complete solutions available in today's IT marketplace. Our relationships with these suppliers continue to grow stronger. Increasingly, suppliers are looking to do business with global organizations that have scope, focus, breadth, and depth. At Bell Microproducts, these elements are at the heart of our enterprise strategy.

GEOGRAPHIC REVENUE MIX



	1999	2000	2001	2002	**2003**
● North America	94%	71%	50%	49%	**46%**
◌ Latin America	6%	13%	12%	9%	**8%**
○ Europe	0%	16%	38%	42%	**46%**



Our long-term strategy is to continue our geographic expansion with a keen focus on profitable growth and the leveraging of our underlying strengths—vendor and customer relationships and value-added services.

GEOGRAPHIC EXPANSION

From our inception as a small West Coast regional distributor in 1987, we have grown into a major multinational value-added provider of a wide range of high-technology products, solutions and services. Today our operations span North America, Latin America, and Europe.

STRATEGIC EXPANSION

We have expanded our geographic coverage through both strategic acquisitions and internal growth. In 1998, we expanded to the eastern U.S. through the acquisition of Almo's Computer Products Division. In that year we also acquired Tenex Data, a leading Canadian distributor. In 1999, we entered the Latin American market through the acquisition of Future Tech International. In 2000, we expanded into the United Kingdom and Europe with the acquisition of Ideal Hardware. Most recently, in 2003 we acquired EBM Mayorista in Mexico.

We have made four acquisitions that increase our enterprise storage systems and solutions focus, and further expanded our geographic coverage. In 2000, we acquired Rorke Data, headquartered in Minneapolis and with offices in the Netherlands and Italy. In 2001, we acquired TTP Group B.V. (now called Bell Microproducts Solutions, Europe), with headquarters in the Netherlands and with offices in several European countries. Also in 2001, we acquired Forefront Graphics in Canada and Total Tec Systems, with locations in the eastern and southern U.S.

In addition, a significant amount of our growth has come as a result of opening new offices in several regions. In the U.S., we opened a new center in Montgomery, Alabama during 2001; in Europe, we opened sales offices in Belgium, France, Germany, Italy, Sweden, and the Netherlands.

BALANCE

In 1998, 100 percent of our sales were derived from North America. However, in 2003, our revenues were balanced across geographies, with approximately 46 percent of our sales generated in North America, 8 percent in Latin America, and 46 percent in Europe.

FUTURE

Our long-term strategy is to continue our geographic expansion with a keen focus on profitable growth and the leveraging of our underlying strengths: vendor and customer relationships and value-added services.



SOLUTIONS		COMPONENTS
COMPUTERS		COMPONENTS
STORAGE SYSTEMS	LEADING BRAND NAME VENDORS	DISK DRIVES
NETWORKING		SEMICONDUCTORS
TAPE DRIVES		PERIPHERALS
SOFTWARE		

Our goal is to continue adding significant complementary partnerships. To the degree that we work with the right business partners, develop strong alliances, and execute on those relationships, we will be successful.

EXPANDING PRODUCT OFFERINGS

Vendor alliances and partnerships are critical aspects of our business. One of our biggest challenges is forming the right alliances. Our success is enhanced to the degree that we work—and partner—with the leaders in the industry.

LEADERSHIP

Bell Microproducts has excelled in storage products. We have strong partnerships in storage peripheral products with leadership companies such as Maxtor, Seagate, Hitachi, and Western Digital. We are a leading provider of Fibre Channel products from companies such as Brocade, McDATA, Emulex, QLogic, and many others. In addition, we have partnered with leading storage systems suppliers including EMC, Hitachi Data Systems, HP, IBM, LSI Logic, and StorageTek. We have also been particularly successful with our LDi software licensing program, with strong partnerships including Legato, Microsoft, Network Associates, Symantec, and Veritas. Today we are viewed as the storage specialist in our industry, and have become one of the leading storage distributors in most of the markets we serve.

BREADTH AND DEPTH

Starting from our roots as a distributor of semiconductor products, we saw a future marked by a "digital explosion," and tremendous demand for products and technologies to store digital content. By 1998, we had firmly established ourselves as a leading distributor of storage components, principally disk drives and tape drives. We began manufacturing and integrating proprietary storage products and soon added branded storage systems. Our product line has since broadened dramatically, and we have evolved our product mix to include storage systems, related components such as networking and server products, and, in recent years, complete end-to-end turnkey installations. Today, we represent more than 130 vendors of high technology products.

FUTURE

Our goal is to continue to add significant complementary supplier partnerships in the future. We realize that our success and that of our shareholders depends on our ability to work with the right business partners, develop strong alliances, and execute on our mutual strategies.







We serve the growing data storage needs of our customer base by providing a broad line of products from leading storage vendors complemented by a wide array of value-added services.

BELL MICROPRODUCTS' COMPETITIVE EDGE

We serve the growing data storage needs of OEMs, CEMS, VARs, and systems integrators throughout the Americas and Europe by providing a broad line of products from leading storage vendors complemented by a wide range of value-added services. Additionally, by providing an array of other technologies—including computer products, peripherals, and semiconductors—we can cross-sell additional products and services to our customers. We are franchised to sell and service more than 130 brand name technology vendors, including the vendors in the tables below, segmented by major product category.

MAJOR PRODUCT CATEGORIES AND BUSINESS PARTNERS

DISK DRIVES
Hitachi
Maxtor
NEC
Seagate
Toshiba
Western Digital

STORAGE SYSTEMS
Adaptec
EMC
HP
IBM
Iomega
LSI Logic
McDATA
Rorke Data
SNAP
StorageTek

TAPE DRIVES
ADIC
Certance
HP
IBM
Overland
Qualstar
Quantum/ATL
Sony
StorageTek
Tandberg

NETWORKING
3 COM
Alacritech
Brocade
Emulex
Intel
JNI
McDATA
QLogic

SOFTWARE
Commvault
Datacore
FalconStor
Knox
Legato
Microsoft
Network Associates
Symantec
Tivoli
Veritas

COMPUTERS
Blade Servers
Fujitsu Siemens
HP
Trademark

COMPONENTS
Fibre / SCSI
Flash
Microprocessors
Optical
Peripherals
Semiconductors

OUR STRATEGY


ENTERPRISE SOLUTIONS
GEOGRAPHIC EXPANSION
EXPANDING SUPPLIER PARTNERSHIPS
= GROWTH & SUCCESS

We will continue to take advantage of the market opportunities in the storage industry by maintaining our strategic focus on providing complete storage solutions.

VALUE ADDED SERVICES AND SOLUTIONS

Bell Microproducts provides a wide range of value-added services for storage solutions and other technology products to support our clients' needs:

CONSIGNMENT AND BOND PROGRAMS

COMPONENT PROGRAMMING

COMPONENT KITTING

CUSTOM SERVERS, PCs AND INDUSTRIAL COMPUTERS
- Design
- Assembly
- Configuration
- Integration

CUSTOMER SUPPORT SERVICES
- Call center
- Maintenance services
- Integration
- Installation

FLAT PANEL DISPLAYS, ENHANCEMENTS AND INTEGRATION

STORAGE SYSTEM DESIGN AND INTEGRATION
- Design
- Consultation and storage
- Needs assessment
- Installation
- Integration
- Customization
- Training

STORAGE DEVICE VALUE-ADD
- Failure analysis
- Firmware downloads
- Operating systems loading
- Device testing
- Software duplication
- Asset tagging
- Bar-coding
- Bracketing
- Kitting
- Custom labeling

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________.

Commission file number: 0-21528

BELL MICROPRODUCTS INC.

(Exact name of registrant as specified in its charter)

California	**94-3057566**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1941 Ringwood Avenue, San Jose, California 95131-1721
(Address of principal executive office, including zip code)

Registrant's telephone number, including area code: (408) 451-9400

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes _X_ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, as June 30, 2003, was approximately $81,104,973 based upon the last sale price reported for such date on the Nasdaq National Market.

The number of shares of Registrant's Common Stock outstanding as of March 5, 2004 was 27,057,411.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 26, 2004 are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

Forward Looking Disclosure

This Annual Report on Form 10-K ("Report") contains " forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 regarding future events and the future results of Bell Microproducts Inc. that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Bell Microproducts Inc. management. Words such as "outlook", "believes", "expects", "appears", "may", "will", "should", "anticipates" or the negative thereof or comparable terminology, are intended to identify such forward looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" and elsewhere, and in other reports Bell Microproducts Inc. files with the Securities and Exchange Commission, specifically the most recent reports on Form 8-K and Form 10-Q. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Bell Microproducts Inc. undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

General

Founded in 1987, Bell Microproducts Inc. together with its subsidiaries, is a leading value-added distributor of storage products and systems, semiconductors and computer products and peripherals. We market and distribute our products at various levels of integration, from raw components to fully integrated, tested and certified systems. We carry over 130 brand name product lines as well as our own proprietary Rorke Data storage products and Markvision memory modules. Across our product lines, we emphasize our ability to combine our extensive product portfolio with comprehensive value-added services.

We offer components that include disk drives, semiconductors, flat panel displays and related products, and other storage products and custom-configured computer products. Our products also include value-added services such as system design, integration, installation, maintenance and other consulting services combined with a variety of storage and computer hardware and software products. In addition, we offer network attached storage (NAS), storage area network (SAN) and other storage systems, computer platforms, tape drives and libraries and related software. Our selection of products and technologies, together with our independence, allows us to offer the best available hardware, software and service solutions for each customer. Customers can purchase our components as stand-alone products or in combination with certain value-added services.

Available Information

All reports filed electronically by Bell with the Securities and Exchange Commission ("SEC"), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and other information and amendments to those reports filed (if applicable), are accessible at no cost on the Company's web site at www.bellmicro.com, and they are available by contacting our Investor Relations at ir@bellmicro.com or 408-451-9400. These filings are also accessible on the SEC's web site at www.sec.gov. The public may read and copy at prescribed rates any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information for the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Industry

The storage, semiconductor and computer industries have experienced significant growth over the past decade, due to rapid growth in Internet usage and e-commerce; enterprise applications such as enterprise resource planning and data mining; server, desktop and laptop computers; and wireless communications as well as a variety of emerging consumer products and applications.

Traditionally, manufacturers have sold storage, semiconductor and computer products directly to end users and through both direct and indirect distribution channels. The use of distribution channels is growing rapidly as manufacturers focus on core activities such as product design, development and marketing and begin to divest or outsource other functions. The growth of the indirect channel reflects the need for manufacturers to increasingly use distributors for servicing OEMs, VARs, CEMs and system integrators. Customers are also driving the trend toward indirect distribution due to the value-added services that distributors often provide. The rapid growth of storage requirements and the need for sophisticated networked storage systems, such as NAS and SAN, have also increased enterprise customers' dependence on value-added service suppliers that can design, integrate, service and support their storage needs.

Since the onset of the market downturn more than three years ago, distributors and vendors have experienced a slowdown of demand and increased competitive market conditions, resulting from industry maturation, historical technology overspending and other cyclical factors. Historically, a return of economic growth has led to a return of growth and market demand for the industry.

Network Attached Storage. NAS appliances are advanced storage systems that attach directly to a local area network. A NAS appliance can be thought of as a thin file server with built-in storage. Similar to general-purpose servers, NAS appliances include a central processing unit, an operating system and internal hard disk drive storage.

Storage Area Networks. A SAN is an architecture that directly connects multiple independent servers and storage subsystems through a network dedicated to storage. A SAN consists of a variety of heterogeneous networking equipment such as switches, hubs and routers; storage products such as disk subsystems, tape libraries and optical drives; and storage management software. A SAN is often connected using a protocol known as Fibre Channel.

Both the NAS and SAN markets are projected to grow rapidly over the next few years. The complexity of sophisticated data storage solutions such as NAS and SAN combined with a shortage of qualified information technology personnel often requires companies to outsource the research, design, implementation and support of their networked storage solutions. Accordingly, significant growth in SAN and NAS is expected to be through indirect distribution channels.

In recent years, a growing number of manufacturers began to reduce the number of distributors they use. Distributors themselves are also choosing to consolidate because of the competitive advantages that arise from expanded product offerings and economies of scale. The rapidly changing nature of the storage, semiconductor and computer industries has required distributors to significantly expand both their customer base and product and service offerings, to compete effectively. To be successful within these areas, we believe distributors must emphasize time-to-market and total cost reductions and focus on markets in which they have advantages in service, flexibility and component content. Distributors also need to distinguish themselves through a combination of value-added services such as consulting, design, implementation and maintenance as well as more knowledgeable service and technical support.

Our Strategy

Our goal is to expand our position as a leading distributor of storage solutions and systems and computer products and peripherals. We intend to achieve this goal by leveraging our strengths and implementing the following strategies:

Continue to Focus on the Storage Market. We plan to continue to take advantage of the market opportunities in the storage industry by maintaining our strategic focus on providing complete storage solutions. For example, we have devoted significant resources to broadening our range of value-added services, expanding our marketing efforts, deepening the expertise of our sales force and offering an extensive range of technologically-advanced products. We believe that we are well positioned to benefit from the strong growth and favorable market dynamics of the storage industry.

Expand our Storage and Complementary Product Lines. We believe that our ability to offer customers an extensive line of leading storage products across technologies and manufacturers will continue to be a strong competitive advantage for us, particularly as it relates to SAN and NAS solutions. Our selection of products and technologies, together with our independence, allows us to reliably deliver the optimal package of appropriate hardware, software and services for each project.

Expand our International Presence. We intend to deepen our presence in the United States, and expand our coverage in the major international markets we serve, including Canada, Latin America and Europe, through internal growth and strategic acquisitions. Increasingly, multinational companies, including our manufacturers and customers, requiring products and solutions that are able to address local operational and reporting requirements, but which are also heterogeneous and interoperable among countries, regions and offices. As we expand our global presence, we believe that we will be better able to address the demands of multinational customers, gain more access to multinational manufacturers and leverage our expertise.

Deepen Relationships with Industry Leaders. We intend to leverage our position as a leading distributor of storage solutions to broaden our existing strategic relationships with industry leaders and to create new strategic relationships. We believe that distribution channels will continue to consolidate and leading manufacturers will align with those distributors that are best able to offer value-added services and access new customers. We believe being aligned with leading manufacturers will allow us to identify innovative products, exchange critical information, gain access to new technologies and create cross-marketing opportunities. We have developed strategic relationships with a number of vendors, including Brocade, EMC, Emulex, HP, IBM, Intel, Legato, Maxtor, McData, Microsoft, Qlogic, Seagate, Veritas and Western Digital.

Continue Cost Structure and Profitability Improvements. We intend to continue to improve our cost structure by maximizing the efficiency of personnel and resources throughout our global organization. During the past two years, we have undertaken various performance improvement initiatives such as realigning and streamlining operations. We have also made significant progress in reducing non-personnel related expenditures. We will continue to review our business and take advantage of opportunities to improve cost efficiencies. We also intend to continue to optimize our profitability by managing our assets and working capital through actions such as maximizing early payment discounts and other profit enhancement opportunities offered by vendors.

Pursue Selective Acquisitions. We intend to pursue opportunities to acquire businesses that help us achieve our various strategic goals including further developing our solutions offerings, expanding key vertical product offerings and broadening our geographic footprint.

Products and Services

We market and distribute more than 130 brand name product lines, as well as our own Rorke Data storage products and Markvision memory modules. We offer the following products as discrete components or as part of our solutions offering.

Storage Products and Related Software

Our storage products include network attached storage, storage area network products, Fibre Channel networking products and systems, tape libraries and disk drives, as well as storage-related software products. We partner with the best-in-class storage providers in the industry to provide the most comprehensive cost effective solutions to enterprise customers worldwide. We offer a comprehensive set of products and services, supported through a network of worldwide integration and solution centers with more than 400 dedicated storage professionals available to serve our customer's enterprise needs. Our customer base includes leading Var2000 and vertical solution providers worldwide.

Semiconductor and Other Components

We distribute a variety of semiconductor components, including memory components and modules, microprocessors, microcontrollers, power management components, application-specific integrated circuits (ASICs), graphics and video devices, communications and power supplies.

Computer Products and Software

Our computer products include a variety of standard and custom-configured motherboards, flat panel displays and related components, monitors, keyboards, chassis, scanners, personal computers and servers, board level products and network interface controller (NIC) cards, as well as related software. Among the computer products we offer are our own proprietary Markvision memory modules that complement the other products and technologies we provide.

Value-Added Services

We offer our customers a variety of value-added services as described below. Many of our value-added services are product focused, while others provide our customers assistance with a variety of product management activities.

Storage System Consulting Services. We work with customers to determine data storage needs to make decisions regarding their storage strategies and to design storage systems to address these needs. Our consulting services draw from our core competencies in enterprise storage integration solutions. We perform tasks such as storage audit or feasibility studies, supplement specialist elements of a pre-defined project or provide full project management and implementation.

NAS and SAN Solutions. We offer a complete range of professional services including design and consultation, installation, training and on-site service programs relating to NAS and SAN solutions. We have established a dedicated enterprise storage systems team that can address the challenges associated with enterprise storage systems. Our service programs also offer customers Fibre Channel interoperability and fully integrated turnkey storage solutions. For example, we integrate SANs with Fibre Channel-based technology including switches, bridges, archive libraries and network software.

Storage Subsystems. We provide standard and custom subsystem products to our customers. We integrate standard products for our Rorke Data brand storage products. We also configure custom products to meet the needs of customers that cannot be served by industry-standard product offerings.

Other Product Services. We provide value-added services to a full range of semiconductor, storage and computer products, including semiconductor device programming, tape and reeling, special labeling, disk drive image duplication, firmware modification, software downloading and hardware modification.

Flat Panel Integration. We offer a comprehensive portfolio of Flat Panel Displays, technologies and integration services that include off-the-shelf solutions for Kiosk, point-of-sale and other OEM applications. We also offer fully customed designs to support applications such as full sunlight readability and harsh environmental deployment.

Board and Blade Level Building Blocks. We provide complete Board and Blade offerings geared for applications to include computers, servers, medical equipment, video/graphics, security, test and measurement and networking products offered in a variety of industry standard form factors including ATX, Micro-ATX, PCI and Compact PCI. We also provide complete integration services, manufacturing assembly, interoperability testing and application support.

Application Support Services. Our application support services provide design support and product recommendations, training programs, maintenance options and testing, technical advice and prompt incident detection and resolution.

Supply Chain Management. We provide a variety of materials-management solutions, including e-procurement services, Internet-enabled, real-time pricing and delivery quotations, electronic data interface programs, just-in-time inventory programs, bonded inventories, on-site consignment inventory and kitting.

Retail Packaging and Software Duplication. We provide a value-added service to storage manufacturers, retailers and software/game customers, which combines the strengths of our hard drive value capabilities with custom third-party packaging. Our retail packaging programs deliver end consumer-ready storage products. These products require high quality software duplication, testing and drive assembly, as well as high volume unit production to meet demanding retail "street dates." The core materials planning and logistics capabilities of our distribution operations enable us to deliver retail-ready product to our customers' distribution centers or directly to their retail outlets.

Sales and Marketing

Our customer base primarily consists of OEMs, VARs, system integrators, contract electronic manufacturers, storage solution customers and retailers. For customers primarily seeking our solution offerings, our sales and marketing efforts often involve proactive efforts of our sales people and field application engineers. Sales and technical personnel focusing on these customers tend to spend time at customers' facilities assessing the customers' needs, developing and providing solutions as well as providing proof of concept supported by our technical capabilities and experience. Our component offering marketing efforts involve supply chain management programs, consignment and bonded inventory programs and end-of-life programs. Sales of our component offerings are principally driven by product breadth and depth, pricing and on-time availability.

We also believe that our relationships with manufacturers provide us with significant opportunities to increase our sales and customer base. We work closely with many manufacturers to develop strategies to penetrate both targeted markets and customers. In many cases, our sales presentations to customers are a joint effort with manufacturers' sales representatives.

We believe our e-commerce program will enhance our sales and marketing efforts by:

- providing our customers with detailed product information, including availability and pricing;

- providing customers additional channels to purchase our products;
- reducing time and expenditures involved in customers' product procurement activities; and
- providing our customers with resource planning tools to more accurately manage their product requirements.

Competition

In the distribution of storage, semiconductor components and computer products, we generally compete for customer relationships with numerous local, regional and national and international authorized and unauthorized distributors. We also compete for customer relationships with manufacturers, including some of our manufacturers and customers. Consistent with our sales and marketing efforts, we tend to view our competition, whether arising from the direct or indirect distribution channel, on a customer-category basis. We believe that our most significant competition for customers seeking both products and value-added services arises from Arrow Electronics, Avnet, and European value-added distributors including IN Technology, Magirus and ECT Best'Ware. We believe that our most significant competition for customers seeking products apart from value-added services arises from Ingram Micro, Tech Data and Synnex.

Another key competitive factor in the electronic component and computer product distribution industry as a whole is the need to carry a sufficient amount of inventory to meet rapid delivery requirements of customers. However, to minimize its exposure related to valuation of inventory on hand, the majority of the Company's product lines are purchased pursuant to non-exclusive distributor agreements which provide certain protections to the Company for product obsolescence and price erosion in the form of rights of return and price protection. Furthermore, these agreements are generally cancelable upon 30 to 180 days notice and, in most cases, provide for inventory return privileges upon cancellation. In addition, the Company enhances its competitive position by offering a variety of value-added services which entail the performance of services and/or processes tailored to individual customer specifications and business needs such as point of use replenishment, testing, assembly, supply chain management and materials management.

We believe that competition for customers is based on product line breadth, depth and availability, competitive pricing, customer service, technical expertise, value-added services and e-commerce capabilities. We believe that we compete favorably with respect to each of these factors. We directly compete with numerous distributors, many of which possess superior brand recognition and financial resources. In the area of storage products and solutions, however, we believe that none of our competitors offers the full range of storage products and solutions that we provide.

Recent Acquisitions

In connection with our solution offerings, we have completed a number of strategic acquisitions. Through these acquisitions, we gained expertise in storage solutions and greater access to international markets.

Our acquisition in October 2003 of EBM Mayorista (EBM), a company headquartered in Merida, Mexico with branch locations in Cancun, Monterrey, Oaxaca, Villahermosa, Tampico, Veracruz, and Tuxla, has enabled us to expand our presence in Latin America and provided us the ability to gain additional market share in the rapidly growing market in Mexico. EBM provides a diverse product line of computer hardware and software to Mexican resellers, retail locations and system integrators, including the Intel, Samsung, Epson and U.S. Robotics lines.

Our 2001 acquisition of Total Tec, a company headquartered in Edison, NJ, and with sales offices in the eastern and southern United States, has significantly expanded our ability to address challenging SAN initiatives. Total Tec is one of Hewlett-Packard's ("HP") enterprise distributors and one of the nation's premier enterprise (computing and storage) solutions providers focused on implementing comprehensive IT solutions to Fortune 1000 firms. Their methodology addresses key business data concerns including availability, reliability, performance, scalability and manageability. During the fourth quarter of 2001, we expanded our U.K. HP/Compaq relationship to include the U.S. market for Proliant servers and StorageWorks enterprise storage systems. Through this distribution agreement, Bell Microproducts offers leading HP/Compaq enterprise products, services and solutions to its large customer base of VARs, resellers, OEMs and system integrators in the U.S.

Our 2001 acquisition of Touch The Progress Group BV, a company based in the Netherlands and with offices in Germany, Belgium and Austria, has added enterprise storage solutions including storage management software products, integrated storage technology, infrastructure, and support services to our strategic effort. The company offers an extensive portfolio of storage solutions from some of the world's leading manufacturers. This portfolio allows the company and its business partners to provide a total storage management solution for multiple heterogeneous computing platforms, including IBM, HPQ, Veritas and other leading manufacturers.

Our 2001 acquisition of Forefront Graphics, a company headquartered in Toronto, Canada, and with offices in Ottawa, Montreal, Calgary and Vancouver, has added high performance computer graphics, digital audio and video, storage and multimedia products targeted at both the computer reseller marketplace and the video production reseller marketplace.

Employees

At December 31, 2003, we had a total of 1,294 employees, including 635 in sales and marketing functions, 492 in general administrative functions and 167 in technical and value-add integration functions. Of our total employees, 627 are located at our facilities outside of the United States, including 351 in the United Kingdom. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good. Many of our current key personnel have substantial experience in our industry and would be difficult to replace. The labor market in which we operate is highly competitive and, as a result, we may not be able to retain and recruit key personnel. If we fail to recruit, retain or adequately train key personnel, we will experience difficulty in implementing our strategy, which could negatively affect our business, financial condition and stock price.

Risk Factors

You should consider carefully the risks described below together with all of the other information included in this Form 10-K. The risks and uncertainties described below and elsewhere in this Form 10-K are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.

Our quarterly operating results are volatile and may cause our stock price to fluctuate.

Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our stock will likely decline. Factors that may cause our revenues, gross margins and operating results to fluctuate include:

- the loss of key manufacturers or customers;

- heightened price competition;
- problems incurred in managing inventories;
- a change in the product mix sold by us;
- customer demand (including the timing of purchases from significant customers);
- changing global economic conditions;
- our ability to manage credit risk and collect accounts receivable;
- our ability to manage foreign currency exposure;
- availability of product and adequate credit lines from manufacturers; and
- the timing of expenditures in anticipation of increased sales.

Due primarily to manufacturer rebate programs and increased sales volumes near the end of each quarter, a larger portion of our gross profit has historically been reflected in the third month of each quarter than in each of the first two months of such quarter. If we do not receive products from manufacturers or complete sales in a timely manner at the end of a quarter, or if rebate programs and marketing development funds are changed or discontinued, our operating results in a particular quarter could suffer.

As a result of intense price competition, we have narrow gross profit margins. These narrow margins magnify the impact of variations in sales and operating costs on our operating results. Because our sales in any given quarter depend substantially on sales booked in the third month of the quarter, a decrease in such sales is likely to adversely and disproportionately affect our quarterly operating results. This is because our expense levels are partially based on our expectations of future sales, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Due to our narrow margins and our limited ability to quickly adjust costs, any shortfall in sales in relation to our quarterly expectations will likely have an adverse impact on our quarterly operating results.

We rely on a relatively small number of key manufacturers for products that make up a significant portion of our net sales and the loss of a relationship with a key manufacturer could have an adverse effect on our net sales.

We receive a significant portion of our net sales from products we purchase from a relatively small number of key manufacturers. In each of 2002 and 2003, five key manufacturers provided products that represented 49% and 53%, respectively, of our net sales. We believe that products from a relatively small number of manufacturers will continue to account for a significant portion of our net sales for the foreseeable future, and the portion of our net sales from products purchased from such manufacturers could continue to increase in the future. These key manufacturers have a variety of distributors to choose from and therefore can make substantial demands on us. In addition, our standard distribution agreement allows the manufacturer to terminate its relationship with us on short notice. Our ability to maintain strong relationships with our key manufacturers, both domestically and internationally, is essential to our future performance. The loss of a relationship with a key manufacturer could have an adverse effect on our net sales.

In addition, the downturn in the economy in general, and in the technology sector of the economy in particular, has led to increased consolidation among our manufacturers and may result in some manufacturers exiting the industry. Further, manufacturers have been consolidating the number of distributors they use. These events could negatively impact our relationships with our key manufacturers and may have an adverse effect on our net sales.

We operate in an industry with continual pricing and margin pressure.

The nature of our industry and our business is highly price-competitive. There are several distributors of products similar to ours in each of the markets in which we operate. As a result, we face pricing and margin pressure on a continual basis. Additionally, the mix of products we sell also affects overall margins. If we increase revenue from products that are more widely distributed, these products may carry lower gross margins that can reduce our overall gross profit percentage. There can also be a negative impact on gross margins from factors such as freight costs and foreign exchange exposure. These factors, alone or in combination, can have a negative impact on our gross profit percentage.

The failure of our key suppliers to keep pace with rapid technological changes in our industry and to successfully develop new products could cause our sales to decline and our revenues to decrease.

Our ability to generate increased revenues depends significantly upon the ability and willingness of suppliers to develop new products on a timely basis in response to rapid technological changes in our industry. Our suppliers must commit significant resources each time they develop a product. If they do not invest in the development of new products, then sales of our products to our customers may decline and our revenues may decrease. The ability and willingness of our suppliers to develop new products is based upon a number of factors beyond our control.

The downturn in information technology spending may cause reduced demand for our products and a decline in our net sales and gross margins due to price competition and decreased sales volumes.

Since late 2000, large enterprises throughout the global economy have significantly reduced their spending on information technology products, which has had a continuing negative effect on the demand for our products. We cannot predict the depth or duration of this downturn in spending, and if it grows more severe or continues for a long period of time, our ability to increase or maintain our operating results may be impaired. This downturn in spending may result in a decline in our net sales and gross margins due to decreased sales volumes and price competition.

Our inventory may decline in value due to inventory surplus, price reductions or technical obsolescence that could have an adverse effect on our business.

The value of our inventory may decline as a result of surplus inventory, price reductions or technological obsolescence. Our distribution agreements typically provide us with only limited price protection and inventory return rights. In addition, we purchase significant amounts of inventory under contracts that do not provide any inventory return rights or price protection. Without price protection or inventory return rights for our inventory purchases, we bear the sole risk of obsolescence and price reductions. Even when we have price protection and inventory return rights, there can be no guarantee we will be able to return the products to the manufacturer or to collect refunds for those products in a timely manner, if at all.

Supply shortages could adversely affect our operating results.

We are dependent on the supply of products from our vendors. Our industry is characterized by periods of product shortages due to vendors' difficulty in projecting demand. When such shortages occur, we typically receive an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of our customers' orders on a timely basis. If we are unable to enter into and maintain satisfactory distribution arrangements with leading vendors and an adequate supply of products, we may be late in shipping products, causing our customers to purchase products from our competitors which could adversely affect our net sales, operating results and customer relationships.

Our financial obligations may limit our ability to operate our business.

The agreements governing our revolving lines of credit and our 9% senior subordinated notes contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios that limit our ability to operate our business. If we do not comply with the covenants contained in the agreements governing our revolving lines of credit and our 9% senior subordinated notes, our lenders may demand immediate repayment of amounts outstanding. Our ability to comply with our debt obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors described herein and in our other SEC filings, many of which are beyond our control. If we are unable to meet our debt obligations, we may be forced to adopt one of more strategies such as reducing or delaying capital expenditures or otherwise slowing our growth strategies, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We do not know whether any of these actions could be effected on satisfactory terms, if at all. Any equity financing may be on terms that are dilutive or potentially dilutive. If we are unable to successfully manage our debt burden, our financial condition would suffer considerably. Changes in interest rates may have a significant effect on our operating results. Furthermore, we are dependent on credit from our manufacturers to fund our inventory purchases. If our debt burden increases to high levels, our manufacturers may restrict our credit. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the timing and level of our accounts receivable collections and our ability to manage our business profitably.

Substantial leverage and debt service obligations may adversely affect our cash flow.

In March 2004, we issued our 3.75% convertible subordinated notes, resulting in net proceeds to the Company of $106,300,000. We intend to use all of the net proceeds of the offering to repay a portion of amounts outstanding under our revolving lines of credit and our 9% senior subordinated notes. As a result of the issuance of the notes, our leverage and debt service obligations may increase. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

Our substantial leverage could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- increasing our exposure to fluctuating interest rates;
- restricting our credit with our manufacturers which would limit our ability to purchase inventory;
- limiting our ability to obtain additional financing;
- requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

We are not restricted under the indenture governing the notes from incurring additional debt in the future. As a result of using the net proceeds to pay down amounts outstanding on our revolving lines of credit, we may also incur substantial additional debt under the facilities. If new debt is added to our current levels, our leverage and debt service obligations would increase and the related risks described above could intensify.

If we do not reduce and control our operating expenses, we may not be able to compete effectively in our industry.

Our strategy involves, to a substantial degree, increasing revenues while at the same time reducing and controlling operating expenses. In furtherance of this strategy, we have engaged in ongoing, company-wide efficiency activities intended to increase productivity and reduce costs. These activities have included significant personnel reductions, reduction or elimination of non-personnel expenses and realigning and streamlining operations and consolidating business lines. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, our cost reduction efforts may adversely affect the effectiveness of our financial and operational controls, our ability to distribute our products in required volumes to meet customer demand and may result in disruptions that affect our products and customer service.

Our ability to operate effectively could be impaired if we were to lose the services of key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success largely depends on the continued service of our management team and key personnel. If one or more of these individuals, particularly W. Donald Bell, our Chairman, Chief Executive Officer and President, were to resign or otherwise terminate their employment with us, we could experience a loss of sales and vendor relationships and diversion of management resources. Competition for skilled employees is intense and there can be no assurance that we will be able to recruit and retain such personnel. If we are unable to retain our existing managers and employees or hire and integrate new management and employees, we could suffer material adverse effects on our business, operating results and financial condition.

Our international operations subject us to risks which may hurt our profitability.

Our international revenues represented 59% of our revenues in 2003, and 56% of our revenues in 2002. We believe that international sales will represent a substantial and increasing portion of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

- Fluctuations in currency exchange rates;
- political and economic instability;
- longer payment cycles and unpredictable sales cycles;
- difficulty in staffing and managing foreign operations;
- import and export license requirements, tariffs, taxes and other trade barriers; and
- the burden of complying with a wide variety of foreign laws, treaties and technical standards and changes in those regulations.

The majority of our revenues and expenditures in our foreign subsidiaries are transacted in the local currency of the country where the subsidiary operates. For each of our foreign subsidiaries, the local currency is also the functional currency. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent our revenues and expenses are denominated in currencies other than U.S. dollars, gains and losses on the conversion to U.S. dollars may contribute to fluctuations in our operating results. In addition, we have experienced foreign currency remeasurement gains and losses because a significant amount of our foreign subsidiaries' remeasurable net assets and liabilities are denominated in U.S. dollars rather than the subsidiaries' functional currency. As we continue to expand globally and the amount of our foreign subsidiaries' U.S. dollar or non-functional currency denominated, remeasurable net asset or liability position increases, our potential for fluctuations in foreign currency remeasurement gains and losses will increase. We have in the past, and expect in the future, to enter into hedging arrangements and enter into local currency borrowing facilities to reduce this exposure, but these arrangements may not be adequate.

Our inability to effectively manage our accounts receivable could have a significant negative impact on our financial condition, results of operations and liquidity.

A significant portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant percentage of our accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, our operating results and financial condition could be adversely affected. If the current economic downturn becomes more pronounced or lasts longer than currently expected, it could have an adverse effect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management's expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing. Further, our revolving lines of credit enable us to borrow funds for operations based on our levels of accounts receivable and inventory and the agreement governing our senior subordinated notes restricts the amount of additional debt we can incur based on our levels of accounts receivable and inventory. If our accounts receivable and inventories are not at adequate levels, we may face liquidity problems in operating our business.

If we are unable to effectively compete in our industry, our operating results may suffer.

The markets in which we compete are intensely competitive. As a result, we will face a variety of significant challenges, including rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Our competitors continue to offer products with improved price and performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business. We cannot be certain that we will be able to compete successfully in the future.

We compete for customer relationships with numerous local, regional, national and international distributors. We also compete for customer relationships with manufacturers, including some of our manufacturers and customers. We believe our most significant competition for customers seeking both products and services arises from Arrow Electronics, Avnet and European value-added distributors including IN Technology, Magirus and ECT Best'Ware. We believe our most significant competition for customers seeking only products arises from Ingram Micro, Tech Data and Synnex. We also compete with regionalized distributors in North America, Europe and Latin America who use their localized knowledge and expertise as a competitive advantage. Competition for customers is based on product line breadth, depth and availability, competitive pricing, customer service, technical expertise, value-added services and e-commerce capabilities. While we believe we compete favorably with respect to these factors, some of our competitors have superior brand recognition and greater financial resources than we do. If we are unable to successfully compete, our operating results may suffer.

We also compete with other distributors for relationships with manufacturers. In recent years, a growing number of manufacturers have begun consolidating the number of distributors they use. This consolidation will likely result in fewer manufacturers in our industry. As a result of this consolidation we may lose existing relationships with manufacturers. In addition, manufacturers have established and may continue to establish cooperative relationships with other manufacturers and data storage solution providers. These cooperative relationships may enable manufacturers to offer comprehensive solutions that compete with those we offer and the manufacturers may have greater resources to devote to internal sales and marketing efforts. If we are unable to maintain our existing relationships with manufacturers and establish new relationships, it could harm our competitive position and adversely affect our operating results.

If we are unable to keep pace with rapid technological change, our results of operations and financial condition may suffer.

Many of the products we sell are used in the manufacture or configuration of a wide variety of electronic products. These products are characterized by rapid technological change, short product life cycles and intense competition and pricing pressures. Our continued success depends upon our ability to continue to identify new vendors and product lines that achieve market acceptance, emerging technologies, develop technological expertise in these technologies and continually develop and maintain relationships with industry leaders. If we are unsuccessful in our efforts, our results of operations and financial condition may suffer.

Failure to identify acquisition opportunities and integrate acquired businesses into our operations successfully could reduce our revenues and profits and may limit our growth.

An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Our identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. We may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize our growth objectives.

The process of integrating new businesses into our operations, including our recently completed acquisitions, poses numerous risks, including:

- an inability to assimilate acquired operations, information systems, and internal control systems and products;
- diversion of management's attention;
- difficulties and uncertainties in transitioning the business relationships from the acquired entity to us; and
- the loss of key employees of acquired companies.

In addition, future acquisitions by us may be dilutive to our shareholders, cause us to incur additional indebtedness and large one-time expenses or create intangible assets that could result in significant amortization expense. If we spend significant funds or incur additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to successfully complete any acquisitions, that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete.

If we cannot effectively manage our growth, our business may suffer.

Our growth since our initial public offering in 1993 has placed, and continues to place, a significant strain on our management, financial, operational, technical, sales and administrative resources. We intend to continue to grow by increasing our sales efforts and completing strategic acquisitions. To effectively manage our growth, we must, among other things:

- engage, train and manage a larger sales force and additional service personnel;
- expand the geographic coverage of our sales force;
- expand our information systems;
- identify and successfully integrate acquired businesses into our operations; and
- enforce appropriate financial and administrative control procedures.

Any failure to effectively manage our growth may cause our business to suffer and our stock price to decline.

ITEM 2. PROPERTIES

In the Americas, we maintain 46 sales offices in a variety of locations, including the U.S., Canada, Argentina, Brazil, Chile and Mexico. In Europe, we maintain sales offices in Austria, Belgium, England, France, Germany, Italy, the Netherlands and Sweden. In addition to our sales offices, we operate six integration and service facilities and 11 warehouses. We currently operate four significant management and distribution centers. Our corporate headquarters is located in San Jose, California, where we currently lease office space and distribution facilities with approximately 160,000 square feet of space. The leases expire in 2007. In Chessington, England, we acquired a facility with approximately 102,000 square feet that serves as our center for directing and managing our operations in the United Kingdom and Europe. Our European distribution center is located in Birmingham, England where we lease a warehouse facility with approximately 130,000 square feet of space. This lease expires in 2019. In Miami, Florida, we currently lease a facility with approximately 65,000 square feet that serves as our center for directing and managing our business in Latin America. The lease expires in 2005, with two 5-year options to extend. In Montgomery, Alabama, we currently lease a facility with approximately 53,000 square feet that serves as our corporate technology and data center and our primary customer call center. The lease on this facility expires in October 2007. We believe that our existing facilities are adequate for our current operational needs.

ITEM 3. LEGAL PROCEEDINGS

The Company and/or its subsidiaries are parties to various other legal proceedings arising from time to time in the normal course of business. While litigation is subject to inherent uncertainties, management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flow or overall results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BELM." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by Nasdaq.

	High	Low
2002		
First quarter	$ 15.79	$ 9.79
Second quarter	12.90	6.70
Third quarter	8.00	3.25
Fourth quarter	8.70	3.61
2003		
First quarter	$ 7.64	$ 5.03
Second quarter	5.75	3.56
Third quarter	7.85	4.16
Fourth quarter	9.88	6.70
2004		
First quarter (through March 5, 2004)	$ 10.50	$ 8.07

On March 5, 2004, the last sale price of the Common Stock as reported by Nasdaq was $8.24 per share.

As of March 5, 2004, there were approximately 388 holders of record of the Common Stock (not including shares held in street name).

To date, the Company has paid no cash dividends to its shareholders. The Company has no plans to pay cash dividends in the near future. The Company's line of credit agreement prohibits the Company's payment of dividends or other distributions on any of its shares except dividends payable in the Company's capital stock.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated operations data for 2003, 2002 and 2001 and consolidated balance sheet data as of December 31, 2003 and 2002 set forth below have been derived from our consolidated financial statements and are qualified by reference to the consolidated financial statements included herein audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated operations data for 2000 and 1999 and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements not included herein. These historical results are not necessarily indicative of the results of operations to be expected for any future period.

(in thousands, except earnings per share data)

Statement of Operations Data:	2003[1]	2002	2001[2]	2000[3]	1999[4]
Net sales	$2.230.287	$2.104.922	$2.007.102	$1.804.102	$1.058.275
Cost of sales	2,062,194	1,926,366	1,854,294	1,638,802	967,491
Gross profit	168.093	178.556	152.808	165.300	90.784
Selling, general and administrative expenses	155,710	165,624	157,910	121,088	69,507
Restructuring and special charges	1,383	5,688	8,894	-	-
Total operating expenses	157,093	171,312	166,804	121,088	69,507
Income (loss) from operations	11,000	7,244	(13,996)	44,212	21,277
Interest expense and other income	16,143	16,910	20,362	14,495	5,766
Income (loss) from operations before taxes	(5.143)	(9.666)	(34.358)	29.717	15.511
Provision for (benefit from) income taxes	(669)	(2,612)	(12,251)	12,480	6,581
Income (loss) from operations	(4.474)	(7.054)	(22.107)	17.237	8.930
Income (loss) from discontinued operations, net of income taxes	-	-	-	-	(2,946)
Gain on sale of contract manufacturing segment	-	-	-	-	1,054
Net income (loss)	$ (4.474)	$ (7.054)	$ (22.107)	$ 17.237	$ 7.038
Basic earnings (loss) per shares (5)					
Continuing operations	$ (0.20)	$ (0.37)	$ (1.34)	$ 1.17	$ 0.66
Discontinued operations	-	-	-	-	(0.14)
Total	$ (0.20)	$ (0.37)	$ (1.34)	$ 1.17	$ 0.52
Diluted earnings (loss) per share (5)					
Continuing operations	$ (0.20)	$ (0.37)	$ (1.34)	$ 1.05	$ 0.65
Discontinued operations	-	-	-	-	(0.14)
Total	$ (0.20)	$ (0.37)	$ (1.34)	$ 1.05	$ 0.51
Shares used in per share calculation					
Basic	22,324	19,201	16,495	14,673	13,563
Diluted	22.324	19.201	16.495	16.415	13.685

	As of December 31,				
Balance Sheet Data:	2003[1]	2002	2001[2]	2000[3]	1999[4]
Working capital	$ 283,634	$ 206,786	$ 183,964	$ 136,810	$182,626
Total assets	712,999	614,191	643,687	661,207	360,351
Total long-term debt	207,827	179,237	176,441	106,871	110,638
Total shareholders' equity	193,410	145,849	125,769	129,532	96,273

(1) 2003 Statement of Operations data and Balance Sheet data include the results of operations of EBM Mayorista S.A. de C.V. since acquisition on October 15, 2003. See Note 4 of Notes to Consolidated Financial Statements.

(2) 2001 Statement of Operations data and Balance Sheet data include the results of operations of Touch The Progress Group BV since acquisition on May 22, 2001, Forefront Graphics on May 24, 2001 and Total Tec Systems, Inc. on November 13, 2001. See Note 4 of Notes to Consolidated Financial Statements.

(3) 2000 Statement of Operations data and Balance Sheet data include the results of operations of Rorke Data, Inc. since acquisition on May 15, 2000 and Ideal Hardware Limited on August 3, 2000. See Note 4 of Notes to Consolidated Financial Statements.

(4) 1999 Statement of Operations data and Balance Sheet data include the results of operations of Future Tech, Inc. from the date of acquisition on July 21, 1999.

(5) All per share amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Earnings per share and shares used in per share calculations have been retroactively restated to reflect the 3-for-2 stock split the Company declared on July 31, 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and the other information appearing elsewhere in this report.

Due to the severity and length of the downturn in the electronic component and computer product industry and in the global economy as a whole, the Company has recorded charges in recent years that are discussed more fully in "Restructuring and Other Charges" in this MD&A. These charges have had a significant impact on the Company's results of operations in each of the years presented in this Report as discussed further below.

In addition to disclosing financial results that are determined in accordance with accounting principles generally accepted in the United States ("GAAP"), the Company also discloses pro forma or non-GAAP measures that may exclude certain items. Management believes that providing this additional information is useful to the reader to better assess and understand operating performance, especially when comparing results with previous periods or forecasting performance for future periods. Management believes the pro forma measures also help indicate underlying trends in the business. Management also uses pro forma information to establish operational goals and, in some cases, for measuring performance for compensation purposes. However, analysis of results and outlook on a pro forma or non-GAAP basis should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

When used in this report, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A under the Securities Act of 1933 and Section 21E under the Securities Exchange Act of 1934. Such statements include but are not limited to statements regarding the ability to obtain favorable product allocations and the ability to increase gross profit while controlling expenses. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including those risks described under "Risk Factors" in Item 1 hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience; however actual amounts could differ from those estimates.

The Securities and Exchange Commission defines critical accounting polices as those that are, in management's view, most important to the portrayal of the Company's financial condition and results of operations and those that require significant judgments and estimates. Management believes the Company's most critical accounting policies relate to:

Revenue recognition

Bell's policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. Under specific conditions, we permit our customers to return or exchange products. The provision for estimated returns is recorded concurrently with the recognition of revenue based on historical sales returns and analysis of credit memorandum data.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. At December 31, 2003 the allowance for doubtful accounts was $17.6 million and at December 31, 2002 it was $19.3 million. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In 2003, our bad debt expense was $7.6 million compared to $11.4 million in 2002. In addition, included in 2002 restructuring and special charges were $1.7 million of charges recorded in the second quarter that related to a rapid deterioration in the financial condition of certain customers in Latin America resulting in their inability to make payments. In the third quarter of 2001, the Company also recorded other special charges of $4.1 million for additional accounts receivable provisions. Events giving rise to this provision related to the economic crisis in Argentina and the devaluation of the Argentinean peso, and a default on guaranteed debt of one of the Company's large customers who filed for bankruptcy.

Valuation of Inventory

Inventories are recorded at the lower of cost (first in — first out) or estimated market value. The Company's inventories include high-technology components, embedded systems and computing technologies sold into rapidly changing, cyclical and competitive markets whereby such inventories may be subject to early technological obsolescence. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions. In the first quarter of 2003, we recorded inventory charges of $1.5 million and during the second and third quarters of 2001 we recorded $17.8 million of charges related to excess inventory on hand. These additional write-downs resulted from market conditions, changes to certain vendor relationships and the decision to discontinue certain product lines. These charges were included in the Statement of Operations within the caption "Cost of Sales." We evaluate inventories for excess, obsolescence or other factors that may render inventories unmarketable at normal margins. Write-downs are recorded so that inventories reflect the approximate net realizable value and take into account the Company's contractual provisions with its suppliers governing price protection, stock rotation and return privileges relating to obsolescence. Because of the large number of transactions and the complexity of managing the process around price protections and stock rotations, estimates are made regarding adjustments to the carrying amount of inventories. Additionally, assumptions about future demand, market conditions and decisions to discontinue certain product lines can impact the decision to write down inventories. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, additional write-downs of inventories may be required. In any case, actual amounts could be different from those estimated.

Special and Acquisition-Related Charges

The Company has been subject to the financial impact of integrating acquired businesses and charges related to business reorganizations. In connection with such events, management is required to make estimates about the financial impact of such matters that are inherently uncertain. Accrued liabilities and reserves are established to cover the cost of severance, facility consolidation and closure, lease termination fees, inventory adjustments based upon acquisition-related termination of supplier agreements and/or the re-evaluation of the acquired working capital assets (inventory and accounts receivable), change-in-control expenses, and write-down of other acquired assets including goodwill. Actual amounts incurred could be different from those estimated.

Valuation of Accounts Payable

Our accounts payable has been reduced by amounts claimed to vendors for returns, price protection and other amounts related to incentive programs. Amounts related to price protection and other incentive programs are recorded as adjustments to product costs or selling, general and administrative expenses, depending on the nature of the program. There is a time delay between the submission of a claim by us and confirmation of agreement by our vendors. Historically, our estimated claims have approximated amounts agreed to by our vendors.

Accounting for Income Taxes

Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The carrying value of the Company's net foreign operating loss carry-forwards is dependent upon its ability to generate sufficient future taxable income in certain tax jurisdictions. In addition, the Company considers historic levels of income, expectations and risk associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing a tax valuation allowance. Should the Company determine that it is not able to realize all or part of its deferred tax assets in the future, a valuation allowance is recorded against the deferred tax assets with a corresponding charge to income in the period such determination is made.

Valuation of Goodwill and Intangible Assets

At December 31, 2003, goodwill amounted to $60.2 million and identifiable intangible assets amounted to $6.5 million.

We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill. In determining whether there is an impairment of goodwill, we calculate the estimated fair value of our Company based on the closing sales price of our common stock and projected discounted cash flows as of the date we perform the impairment tests. We then compare the resulting fair value to our respective net book value, including goodwill. If the net book value of our Company exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. To the extent that the carrying amount of our goodwill exceeds its implied fair value, we recognize a goodwill impairment loss. We perform this impairment test annually and whenever facts and circumstances indicate that there is a possible impairment of goodwill. We completed the required annual impairment test, which resulted in no impairment for fiscal year 2003. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken.

RESULTS OF OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net sales were $2,230.3 million for the year ended December 31, 2003, which represented an increase of $125.4 million, or 6% over 2002. Solutions sales increased by $145.3 million, primarily due to increased demand across all geographies, particularly in the European market. Sales of components and peripherals decreased by $19.9 million primarily due to pricing pressures in the industry and the Company's decision to discontinue certain non-strategic product lines, as discussed below.

The Company's gross profit for 2003 was $168.1 million, a decrease of $10.5 million, or 6% from 2002. In 2003, both gross margins and gross profit dollars were negatively impacted by worldwide competitive pricing pressures and a shift in product mix resulting from rapid growth of certain products that carry lower than average gross margins. The Company also recorded an inventory charge of $1.5 million taken in the first quarter of 2003 related to the impact of unfavorable market conditions and the Company's decision to reposition its product offerings and discontinue certain non-strategic product lines, as discussed below. Gross margin was 7.5% in 2003, compared to 8.5% in 2002.

Selling, general and administrative expenses decreased to $155.7 million in 2003 from $165.6 million in 2002, a decrease of $9.9 million, or 6%. As a percentage of sales, selling, general and administrative expenses decreased to 7.0% compared to 7.9% in 2002. The decrease in expenses was attributable to the profit improvement actions undertaken by the Company in the second half of 2002.

Interest expense and other income decreased in 2003 to $16.1 million from $16.9 million in 2002, a decrease of $800,000, or 5%. The decrease in interest expense and other income was primarily due to overall decreased bank borrowings during 2003 for worldwide working capital purposes and decreased interest rates. The average interest rate in 2003 was 6.8% versus 7.0% in 2002.

In 2003, the Company recorded a tax benefit at a rate of 13% on the loss before taxes compared to the 2002 tax benefit rate of 27% on losses before taxes. The lower tax benefit rate for 2003 was primarily related to deferred tax valuation allowances established related to losses incurred in certain foreign jurisdictions.

Restructuring Plan

In the first quarter of 2003, the Company continued to implement profit improvement and cost reduction measures, and recorded restructuring costs of $1.4 million. These charges consisted of severance and benefits of $1.3 million related to worldwide involuntary terminations and estimated lease costs of $56,300 pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. The Company terminated 127 employees worldwide, across a wide range of functions including marketing, technical support, finance, operations and sales, and expects annual savings of approximately $8 million. Expected savings related to vacated facilities is not material. Future savings expected from restructuring related cost reductions will be reflected as a decrease in 'Selling, General and Administrative expenses' on the Statement of Operations. The Company also recorded an inventory charge of approximately $1.5 million related to significant changes to certain vendor relationships and the discontinuance of other non-strategic product lines.

In the second and third quarters of 2002, as part of the Company's plan to reduce costs and improve operating efficiencies, the Company recorded special charges of $5.7 million. These costs consisted primarily of estimated lease costs of $2.3 million pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. and costs of $583,000 related to the closure of the Rorke Data Europe facilities, whose operations were consolidated into the Company's TTP division in Almere, Netherlands.

These special charges also included provisions for certain Latin American receivables of $1.7 million, and severance and benefits of $1.1 million related to worldwide involuntary terminations. The Company terminated 78 employees, predominately in sales and marketing functions and eliminated two executive management positions in the U.S. Future expected costs reductions will be reflected in the Statement of Operations line item 'Selling, General and Administrative expenses.'

Outstanding liabilities related to these charges are summarized as follows (in thousands):

Year Ended December 31,	Balance at Beginning of Period	Restructuring and Special Charges	Cash Payments	Balance at End of Period
2001				
Severance costs	$ -	$ 2,199	$ 2,143	$ 56
Lease costs	-	238	139	99
Total	-	2,437	2,282	155
2002				
Severance costs	56	1,167	678	545
Lease costs	99	2,515	535	2,079
Other facility closure costs	-	306	306	-
Total	155	3 988	1,519	2,624
2003				
Severance costs	545	1,327	1,638	234
Lease costs	2,079	56	808	1,327
Total	$ 2,624	$ 1,383	$ 2,446	$ 1,561

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net sales were $2,104.9 million for the year ended December 31, 2002, which represented an increase of $97.8 million, or 5% over 2001. Solutions sales increased by $213.1 million primarily due to growth in the European market and expansion of the customer base related to the acquisitions of Total Tec Systems, Inc. ("Total Tec") in November 2001 and Touch The Progress Group BV ("TTPG") in May 2001. Sales of components and peripherals decreased by $115.3 million primarily due to the economic downturn in the Americas and overall decrease in average selling prices as a result of excess supply.

The Company's gross profit for 2002 was $178.6 million, an increase of $25.7 million, or 17% from 2001. Gross profit in 2001 was negatively impacted by inventory charges of $17.8 million taken in the second and third quarters of 2001 related to the impact of unfavorable market conditions and the Company's decision to reposition its product offerings and discontinue certain non-strategic product lines, as discussed below. Excluding the inventory charge, gross profit increased to $178.6 million in 2002, compared to $170.6 million in 2001, an increase of $8.0 million, or 5%. The increase in gross profit was primarily related to the acquisitions of Total Tec and TTPG, partially offset by a decrease in the Americas. Excluding the inventory charge, the overall gross margin remained flat at 8.5% compared to last year.

Selling, general and administrative expenses increased to $165.6 million in 2002 from $157.9 million in 2001, an increase of $7.7 million, or 5%. As a percentage of sales, selling, general and administrative expenses remained flat at 7.9% compared to last year. The increase in expenses was attributable to the acquisitions of Total Tec and TTPG and the overall European expansion.

Interest expense and other income decreased in 2002 to $16.9 million from $20.4 million in 2001, a decrease of $3.5 million, or 17%. The decrease in interest expense and other income was primarily due to overall reduced interest rates and decreased bank borrowings during 2002 for worldwide working capital purposes. The average interest rate in 2002 was 7.0% versus 8.0% in 2001.

In 2002 the Company recorded a tax benefit at a rate of 27.0% on the loss before taxes compared to the 2001 tax benefit rate of 35.6% on losses before taxes. The lower tax benefit rate for 2002 was primarily related to deferred tax allowances established related to losses incurred in certain foreign jurisdictions.

Restructuring Plan

In the second and third quarters of 2002, as part of the Company's plan to reduce costs and improve operating efficiencies, the Company recorded special charges of $5.7 million. These costs consisted primarily of estimated lease costs of $2.3 million pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. and costs of $583,000 related to the closure of the Rorke Data Europe facilities, whose operations were consolidated into the Company's TTP division in Almere, Netherlands. These special charges also included provisions for certain Latin American receivables of $1.7 million, and severance and benefits of $1.1 million related to worldwide involuntary terminations. The Company terminated 78 employees, predominately in sales and marketing functions and eliminated two executive management positions in the U.S. Future expected costs reductions will be reflected in the Statement of Operations line item 'Selling, General and Administrative expenses.'

In the second and third quarters of 2001, the Company accrued restructuring costs of $4.8 million. These costs consisted primarily of the abandonment of certain inventory related computer software that had a carrying value of $2.4 million, severance and benefits of $2.2 million related to involuntary employee terminations and estimated lease costs of $238,000 pertaining to future lease obligations for non-cancelable lease payments for excess facilities. The Company terminated 267 employees worldwide, predominantly in overhead support functions. The Company expected annual employee expense reductions of approximately $10 million, depreciation expense reduction of $550,000, and cost reductions related to excess facilities of approximately $800,000. Cost reductions have been realized as expected and have been reflected in the Statement of Operations line item 'Selling, General and Administrative expenses.' Overall, these cost reductions have been offset by increases in selling, general and administrative costs related to the acquisitions of Total Tec and TTPG and other costs related to expansion of geographic sales coverage in Europe, expansion of the Company's storage systems infrastructure and expansion of the Company's Corporate Technology Center.

Additionally in the third quarter of 2001, the Company recorded other special charges of $4.1 million for additional accounts receivable provisions. Events giving rise to this provision related to the economic crisis in Argentina and the devaluation of the Argentinean peso, and a default on guaranteed debt of one of the Company's large customers who filed for bankruptcy.

In the second and third quarters of 2001, the Company also recorded a provision for inventory of $17.8 million related to additional excess inventory. The additional provision largely resulted from the decision to discontinue certain product lines and the impact of current market conditions. The excess inventory charge is included within the Statement of Operations under the caption 'Cost of Sales.'

LIQUIDITY AND CAPITAL RESOURCES

In recent years, the Company has funded its working capital requirements principally through borrowings under subordinated term loans and bank lines of credit, as well as proceeds from warrant and stock option exercises. Working capital requirements have included the financing of increases in inventory and accounts receivable resulting from sales growth, and the financing of certain acquisitionsIn August 2003, the Company completed a registered public offering of approximately 5.75 million shares of its common stock, with proceeds to the Company net of commissions, discounts and expenses of $34.9 million. In addition, in March 2002, the Company received $16.5 million from a private equity financing.

On March 5, 2004, the Company completed a private offering of $110 million aggregate principal amount of 3 3/4% convertible subordinated notes due 2024. The offering was made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The notes are convertible into the Company's common stock under certain circumstances at a conversion rate of 91.2596 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $10.96 per share. This represents a 32.5% premium over Bell Microproducts closing price of its common stock on the Nasdaq National Market on March 1, 2004 of $8.27 per share.

The Company may redeem some or all of the notes under certain circumstances on or after March 5, 2009 and prior to March 5, 2011, and at any time thereafter without such circumstances, at 100% of the principal amount, plus accrued but unpaid interest up to, but excluding, the redemption date. The Company may be required to purchase some or all of the notes on March 5, 2011, March 5, 2014 or March 5, 2019 or in the event of a change in control at 100% of the principal amount, plus accrued but unpaid interest up to, but excluding, the purchase date.

Proceeds from the offering will be used to repay amounts outstanding under its working capital facilities with Wachovia Bank, N.A. and Bank of America, National Association and its senior subordinated notes held by The Retirement Systems of Alabama.

The company's future cash requirements will depend on numerous factors, including potential acquisitions and the rate of growth of its sales and its effectiveness at controlling and reducing its costs.

The net amount of cash provided by financing activities was $43.9 million in 2003, which was primarily the result of proceeds from the issuance of common stock. The net amount of cash used in operating activities in 2003 was $41.9 million. Net cash used in investing activities in 2003 was $9.3 million, which was primarily related to the acquisitions of EBM Mayorista and other property and equipment.

The Company's accounts receivable increased to $309.9 million at December 31, 2003, from $277.3 million at December 31, 2002. Increases to accounts receivable resulting from increased sales were offset by the Company's reduction in its days sales outstanding to 44 at December 31, 2003, from 47 days at December 31, 2002. The Company's inventories increased to $257.0 million at December 31, 2003, from $182.8 million at December 31, 2002. This increase was primarily due to the Company's need to support anticipated sales growth. The Company's accounts payable increased to $250.5 million in 2003 from $211.9 million in 2002 as a result of a change in the timing of inventory purchases and receipts.

The net amount of cash provided by continuing operating activities was $26.4 million in 2002. The net amount of cash used in investing activities in 2002 was $9.3 million, which was primarily related to the acquisition of property and equipment. Net cash used in financing activities in 2002 totaled $7.5 million, which was primarily related to net repayments under the Company's long and short term borrowing facilities.

The Company's accounts receivable decreased to $277.3 million at December 31, 2002, from $299.1 million at December 31, 2001. Increases to accounts receivable resulting from increased sales were largely offset by the Company's reduction in its days sales outstanding to 47 at December 31, 2002, from 51 days at December 2001. The Company's inventories decreased to $182.8 million at December 31, 2002, from $195.8 million at December 31, 2001. This decrease was primarily due to the Company's efforts to manage its inventory through a period of economic downturn. The Company's accounts payable decreased to $211.9 million in 2002 from $231.7 million in 2001. This decrease was primarily due to decreased inventory purchases.

On December 31, 2002, the Company entered into an amendment to its syndicated Loan and Security Agreement with Wachovia Bank, N.A. ("Wachovia facility"), (First Union Bank, as the original lender). The amendment reduces the credit facility to $160 million from $175 million and extends the maturity date to May

31, 2005. The Wachovia facility refinanced the Company's $50 million credit facility with California Bank & Trust that matured May 31, 2001, and the $80 million short-term loan with the RSA that matured June 30, 2001. The syndicate includes Congress Financial Corporation (Western) and Bank of America N.A. as co-agents and other financial institutions, as lenders. Borrowings under the line of credit bear interest at Wachovia's prime rate plus a margin of 0.0% to 0.5%, based on borrowing levels. At the Company's option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 2.25% to 2.75%, based on borrowing levels. The average interest rate on outstanding borrowings under the revolving line of credit during the year ended December 31, 2003, was 3.9%, and the balance outstanding at December 31, 2003 was $68.0 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company and its North and South American subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments. On October 9, 2003, the Company entered into a Second Amendment and Waiver, to effectively enable the Company to complete the acquisition of EMB Mayorista, in Mexico. The Company was in compliance with its bank covenants at December 31, 2003; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition, results of operations and cash flows would be materially adversely affected.

On December 2, 2002, as amended in November 2003, the Company entered into a Syndicated Credit Agreement arranged by Bank of America, National Association ("Bank of America facility"), as principal agent, to provide a £75 million revolving line of credit facility, or the U.S. dollar equivalent of approximately $130 million at December 31, 2003, through December 2005. The Bank of America facility refinanced the Company's $60 million credit facility with Royal Bank of Scotland. The syndicate includes Bank of America as agent and security trustee and other banks and financial institutions, as lenders. Borrowings under the line of credit bear interest at Bank of America's base rate plus a margin of 2.375% to 2.50%, based on certain financial measurements. At the Company's option, all or any portion of the outstanding borrowings may be converted to a LIBOR Revolving Loan, which bears interest at the adjusted LIBOR rate plus a margin of 2.375% to 2.50%, based on certain financial measurements. The average interest rate on the outstanding borrowings under the revolving line of credit during the year ended December 31, 2003 was 6.2%, and the balance outstanding at December 31, 2003 was $59.4 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company's European subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock, repatriation of cash and investments. The Company was in compliance with its bank covenants at December 31, 2003; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition, results of operations and cash flows would be materially adversely affected.

On July 6, 2000, the Company entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the Company borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125%, repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest installments commencing December 31, 2000 and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. On August 1, 2003, the Company entered into an interest rate swap agreement with Wachovia Bank effectively securing a new interest rate on $40 million of the outstanding debt. The new rate is based on the six month U.S. Libor rate plus a fixed margin of 4.99% and continues until termination of the agreement on June 30, 2010. The RSA facility is secured by a second lien on the Company's and its subsidiaries' North American and

South American assets. The Company must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. The Company is also required to be in compliance with the covenants of certain other borrowing agreements. The Company is in compliance with its subordinated debt financing covenants; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants in the Securities Purchase Agreement and is unable to obtain a waiver of noncompliance from its subordinated lenders, the Company's financial condition, results of operations and cash flows would be materially adversely affected. The balance outstanding at December 31, 2003 on this long-term debt was $79.0 million, $10.5 million is payable in 2004, $7.0 million is payable in each of the years 2005 and 2006 and $54.5 million thereafter.

The Company has an agreement with IFN Finance BV to provide up to $7.5 million in short-term financing to the Company. The loan is secured by certain European accounts receivable and inventories, bears interest at 5.5%, and continues indefinitely until terminated by either party within 90 days notice. Loan balances outstanding were $3.0 million at December 31, 2003.

On October 15, 2003, the Company acquired EBM Mayorista ("EBM") for approximately $5.9 million in cash. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On May 24, 2001, the Company acquired Forefront Graphics ("FFG") for approximately $1.1 million in cash and 60,324 shares of the Company's common stock. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On May 22, 2001, the Company acquired Touch The Progress Group BV ("TTPG") for approximately $2.5 million in cash and 560,000 shares of the Company's common stock. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On May 9, 2003, the Company entered into a mortgage agreement with Bank of Scotland for £6 million, or the U.S. dollar equivalent of approximately $10.7 million, as converted at December 31, 2003. The new mortgage agreement fully re-paid the borrowings outstanding under the previous mortgage agreement with Lombard NatWest Limited, and has a term of 10 years, bears interest at Bank of Scotland's rate plus 1.35%, and is payable in quarterly installments of approximately £150,000, or $268,000 U.S. dollars, plus interest. The principal amount due each year is approximately $1,072,000. The balance of the mortgage as converted to U.S. dollars at December 31, 2003 was $10.2 million. Terms of the mortgage require the Company to meet certain financial ratios and to comply with certain other covenants on a quarterly basis. The Company was in compliance with its covenants at December 31, 2003; however there can be no assurance that the Company will be in compliance with its covenants in the future. If the Company does not remain in compliance with the covenants and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition, results of operations and cash flows would be materially adversely affected.

The following table describes the Company's commitments to settle contractual obligations in cash as of December 31, 2003 (in thousands):

	Payments Due By Period				
Contractual Obligations	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Notes Payable (1)	$ 11,839	$ 16,143	$ 31,143	$ 30,054	$ 89,180
Capital leases	240	303	7	-	550
Subtotal debt obligations	12,079	16,446	31,150	30,054	89,730
Operating leases	7,252	11,340	5,887	13,415	37,894
Total contractual cash obligations	$ 19,331	$ 27,786	$ 37,037	$ 43,469	$ 127,624

(1) Notes payable primarily consist of the RSA facility and the mortgage with Bank of Scotland.

Other contractual obligations of the Company include a $160 million revolving line of credit with Wachovia Bank, N.A., scheduled to mature May 31, 2005, a $130 million borrowing facility with Bank of America, scheduled to mature December 2, 2005 and a $7.5 million borrowing facility with IFN Finance BV, which continues until terminated by either party. Amounts outstanding at December 31, 2003 under these facilities were $68.0 million, $59.4 million and $3.0 million, respectively.

The Company incurred net losses in 2003, 2002 and 2001. The 2003 loss is related to declining product gross margins, certain restructuring initiatives including the reduction of headcount and the discontinuation of certain product lines. The 2002 loss is related to certain restructuring initiatives including the reduction of headcount and the abandonment of facilities and the increase in "Selling, General, and Administrative Expenses." The 2001 loss is related to declining product gross margins, discontinuation of certain product lines, abandonment of certain computer software, and additional bad debt provision offset by revenue increases. These increases were primarily the result of the Company's acquisition strategy in 2000 and 2001.

The Company anticipates that its existing cash and its ability to borrow under its line of credits will be sufficient to meet the Company's anticipated cash needs for operation and capital requirements through December 31, 2004.

The Company's expectations as to its cash flows, and as to future cash balances, are subject to a number of assumptions, including assumptions regarding anticipated revenues, customer purchasing and payment patterns, and improvements in general economic conditions, many of which are beyond the Company's control. If revenues do not match projections and if losses exceed the Company's expectations, the Company will implement cost saving initiatives. If the Company is unable to return to profitability, in order to continue operations, it may need to obtain additional debt financing or sell additional shares of its equity securities. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's ability to achieve its intended business objectives.

RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), which amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the standard changes the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The initial impact of adopting SFAS No. 144 was not material to the Company's consolidated financial statements.

On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS No. 146"), which nullifies Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability be recognized for restructuring costs only when the liability is incurred, that is, when it meets the definition of a liability in the Financial Accounting Standards Board's ("FASB's") conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's results of operations, financial position or cash flows, although it has impacted the timing of recognition of costs associated with restructuring activities.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows for the year ended December 31, 2003. The Company has included the disclosures required by FIN 45 in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. The variable interest model of FIN 46R was only slightly modified from that contained in FIN 46. The variable interest model looks to identify the primary beneficiary of a variable interest entity. The primary beneficiary is the party that is exposed to the majority of the risk or stands to benefit the most from the variable interest entity's activities. A variable interest entity would be required to be consolidated if certain conditions were met. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

On January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have any impact to the Company's consolidated financial position, results of operations or cash flows as the adoption of this standard involved disclosures only.

In April 2003, the FASB issued SFAS No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on

Derivative Instruments and Hedging Activities," which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying derivative to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively. The adoption of the Statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

In November 2002, the Emerging Issues Task Force, ("EITF") reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The adoption of the Statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

In May 2003, the FASB issue SFAS No. 150 ("SFAS No. 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of the Statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to interest rate risk on its variable rate credit facilities and could be subjected to increased interest payments if market interest rates fluctuate. For the year ended December 31, 2003, average borrowings outstanding on the variable rate credit facility with Wachovia Bank were $67 million and average borrowings with Bank of America, N.A. was $61 million. Wachovia and Bank of America have interest rates that are based on associated rates such as Eurodollar and base or prime rates that may fluctuate over time based on changes in the economic environment. Based on actual borrowings throughout the year under these borrowing facilities, an increase of 1% in such interest rate percentages would increase the annual interest expense by approximately $1.3 million.

A substantial part of the Company's revenue and capital expenditures are transacted in U.S. dollars, but the functional currency for foreign subsidiaries is not the U.S. dollar. As a result of the Company or its subsidiaries entering into transactions denominated in currencies other than their functional currency, the

Company recognized a foreign currency gain of $768,000 during the year ended December 31, 2003. The Company enters into foreign forward exchange contracts to hedge certain balance sheet exposures against future movements in foreign exchange rates. The gains and losses on the forward exchange contracts are largely offset by gains or losses on the underlying transactions and, consequently, a sudden or significant change in foreign exchange rates should not have a material impact on future net income or cash flows. To the extent the Company is unable to manage these risks, the Company's results, financial position and cash flows could be materially adversely affected.

In August 2003, the Company entered into an interest rate swap agreement in order to gain access to the lower borrowing rates normally available on floating-rate debt, while avoiding prepayment and other costs that would be associated with refinancing long-term fixed-rate debt. The swap purchased has a notional amount of $40 million, expiring in June 2010, with a six-month settlement period and provides for variable interest at LIBOR plus a set rate spread. The notional amount does not quantify risk or represent assets or liabilities, but rather, is used in the determination of cash settlement under the swap agreement. As a result of purchasing this swap, the Company will be exposed to credit losses from counter-party non-performance; however, the Company does not anticipate any such losses from this agreement, which is with a major financial institution. The agreement will also expose the Company to interest rate risk should LIBOR rise during the term of the agreement. This swap agreement is accounted for under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Under the provisions of SFAS 133, we initially recorded the interest rate swap at fair value, and subsequently recorded any changes in fair value in "Other Comprehensive Income." Fair value is determined based on quoted market prices, which reflect the difference between estimated future variable-rate payments and future fixed-rate receipts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
of Bell Microproducts Inc. and Subsidiaries

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Bell Microproducts Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 and Note 3 to the consolidated financial statements, as of January 1, 2002, the Company ceased amortization of goodwill to conform with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets".

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 17, 2004, except for Note 15, as to which the date is March 5, 2004

BELL MICROPRODUCTS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash	$ 4,904	$ 12,025
Accounts receivable, net	309,905	277,305
Inventories	256,992	182,775
Prepaid expenses and other current assets	23,595	23,786
Total current assets	595,396	495,891
Property and equipment, net	43,545	50,761
Goodwill	60,236	53,803
Intangibles	6,544	6,006
Deferred debt issuance costs and other assets	7,278	7,730
Total assets	$712,999	$614,191
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$250,494	$211,881
Borrowings under lines of credit	3,009	7,919
Short-term note payable and current portion of long-term notes payable	11,848	23,458
Other accrued liabilities	46,411	45,847
Total current liabilities	311,762	289,105
Borrowings under lines of credit	127,416	100,555
Long-term notes payable	77,608	75,500
Other long-term liabilities	2,803	3,182
Total liabilities	519,589	468,342
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 10,000 shares authorized; none issued and outstanding	-	-
Common Stock, $0.01 par value, 40,000 shares authorized; 26,907 and 20,127 shares issued and outstanding	157,251	115,888
Retained earnings	20,837	25,311
Accumulated other comprehensive income	15,322	4,650
Total shareholders' equity	193,410	145,849
Total liabilities and shareholders' equity	$712,999	$614,191

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Net sales	$2,230,287	$2,104,922	$2,007,102
Cost of sales	2,062,194	1,926,366	1,854,294
Gross profit	168,093	178,556	152,808
Selling, general and administrative expenses	155,710	165,624	157,910
Restructuring and special charges	1,383	5,688	8,894
Total operating expenses	157,093	171,312	166,804
Operating income (loss)	11,000	7,244	(13,996)
Interest expense and other income	16,143	16,910	20,362
Loss from operations before income taxes	(5,143)	(9,666)	(34,358)
Benefit from income taxes	(669)	(2,612)	(12,251)
Net loss	$ (4,474)	$ (7,054)	$ (22,107)
Loss per share			
Basic	$ (0.20)	$ (0.37)	$ (1.34)
Diluted	$ (0.20)	$ (0.37)	$ (1.34)
Shares used in per share calculation			
Basic	22,324	19,201	16,495
Diluted	22,324	19,201	16,495

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Deferred	Retained	Other Comprehensive	
	Shares	Amount	Compensation	Earnings	Income	Total
Balance at December 31, 2000	15,793	$ 75,154	-	$ 54,472	$ (94)	$ 129,532
Foreign currency translation	-	-	-	-	(1,055)	(1,055)
Net loss	-	-	-	(22,107)	-	(22,107)
Total comprehensive loss						(23,162)
Exercise of stock options, including related tax benefit of $1,270	446	3,947	-	-	-	3,947
Issuance of Common Stock under Stock Purchase Plan	319	2,175	-	-	-	2,175
Issuance of Common Stock for business acquisitions (Note 4)	1,020	13,277	-	-	-	13,277
Balance at December 31, 2001	17,578	94,553	-	32,365	(1,149)	125,769
Foreign currency translation	-	-	-	-	5,799	5,799
Net loss	-	-	-	(7,054)	-	(7,054)
Total comprehensive loss						(1,255)
Issuance of Common Stock in private placement	1,500	12,642	-	-	-	12,642
Issuance of stock warrants in private placement	-	3,858	-	-	-	3,858
Exercise of stock options, including related tax benefit of $ 581	301	2,421	-	-	-	2,421
Issuance of Common Stock under Stock Purchase Plan	399	2,318	-	-	-	2,318
Issuance of Common Stock for business acquisitions (Note 4)	349	-	-	-	-	-
Issuance of restricted stock	-	-	1,330	-	-	1,330
Deferred compensation	-	-	(1,234)	-	-	(1,234)
Balance at December 31, 2002	20,127	115,792	96	25,311	4,650	145,849
Issuance of Common Stock in secondary public offering, net of issuance costs of $ 990	5,750	34,947				34,947
Foreign currency translation	-	-	-	-	10,672	10,672
Net loss	-	-	-	(4,474)	-	(4,474)
Total comprehensive income						6,198
Exercise of stock options, including related tax benefit of $ 156	604	3,720	-	-	-	3,720
Issuance of Common Stock under Stock Purchase Plan	426	1,545	-	-	-	1,545
Issuance of restricted stock	-	-	4,037	-	-	4,037
Deferred compensation	-	-	(2,886)	-	-	(2,886)
Balance at December 31, 2003	26,907	$156,004	$ 1,247	$ 20,837	$ 15,322	$ 193,410

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Increase (decrease) in cash, in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (4,474)	$ (7,054)	$ (22,107)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	12,246	10,803	11,658
Provision for doubtful accounts	7,569	11,357	11,569
Loss on disposal of property, equipment and other	197	1,337	2,503
Deferred income taxes	(1,111)	(235)	(3,976)
Tax benefit from stock options	156	581	1,270
Changes in assets and liabilities:			
Accounts receivable	(16,415)	32,391	8,375
Inventories	(56,218)	21,210	66,324
Prepaid expenses	3,756	117	(11,298)
Other assets	478	(99)	1,133
Accounts payable	24,486	(34,617)	(17,234)
Other accrued liabilities	(12,605)	(9,418)	(7,614)
Net cash (used in) provided by operating activities	(41,935)	26,373	40,603
Cash flows from investing activities:			
Acquisition of property, equipment and other	(3,528)	(11,143)	(16,380)
Proceeds from sale of property, equipment and other	53	1,794	-
Acquisitions of businesses (Note 4)	(5,867)	-	(13,807)
Net cash used in investing activities	(9,342)	(9,349)	(30,187)
Cash flows from financing activities:			
Net borrowings (repayments) under line of credit agreements	14,896	(22,592)	61,404
Repayments of long-term notes payable to RSA	(7,000)	(7,000)	(7,000)
Repayments of short-term notes payable to RSA	-	-	(80,000)
Borrowings of notes and leases payable	10,715	9,545	3,358
Repayment of notes and leases payable	(14,773)	(8,081)	(2,214)
Proceeds from issuance of Common Stock and warrants	40,056	20,658	4,852
Net cash provided by (used in) financing activities	43,894	(7,470)	(19,600)
Cash acquired upon acquisitions of businesses	-	-	3,014
Effect of exchange rate changes on cash	262	1,163	13
Net increase (decrease) in cash	(7,121)	10,717	(6,157)
Cash at beginning of year	12,025	1,308	7,465
Cash at end of year	$ 4,904	$ 12,025	$ 1,308
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 16,789	$ 17,664	$ 24,346
Income taxes	$ 715	$ 499	$ 2,447
Supplemental non-cash financing activities:			
Issuance of restricted stock	$ 4,037	$ 1,330	$ -
Common Stock issued for acquisition (Note 4)	$ -	$ -	$ 13,277

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY:

The Company operates in one business segment as a distributor of storage products and systems as well as semiconductor and computer products and peripherals to original equipment manufacturers (OEMs), value-added resellers (VARs) and dealers in the United States, Canada, Europe and Latin America. The Company is one of the world's largest storage-centric value-added distributors and a specialist in storage products and solutions. The Company's concentration on data storage systems and products allows it to provide greater technical expertise to its customers, form strategic relationships with key manufacturers and provide complete storage solutions to its customers at many levels of integration. The Company offers a wide range of storage products as well as semiconductors, computer platforms and software and peripherals. The Company's storage products include:

- high-end computer and storage subsystems;
- Fibre Channel connectivity products;
- complete storage systems such as storage area networks (SAN), network attached storage (NAS) and direct attached storage (DAS);
- storage management software;
- disk, tape and optical drives; and
- a broad selection of value-added services.

In addition, the Company has developed a proprietary LDi software licensing system, which facilitates the sale and administration of software licenses. The Company believes its comprehensive product and value-added service offerings have provided a competitive advantage in both domestic and international markets.

The Company incurred net losses in 2003, 2002 and 2001. The 2003 loss is related to declining product gross margins and certain restructuring initiatives including the reduction of headcount and the discontinuation of certain product lines. The 2002 loss is related to certain restructuring initiatives including the reduction of headcount, the abandonment of facilities, and the increase in "Selling, General, and Administrative Expenses." The 2001 loss is related to declining product gross margins, discontinuation of certain product lines, abandonment of certain computer software, and additional bad debt provision offset by revenue increases. These increases were primarily the result of the Company's acquisition strategy in 2000 and 2001.

As is more fully discussed in Note 6, the Company has a $160 million line of credit facility with a group of lenders for operations in North and South America. The Company had approximately $58 million in unused borrowing capacity at December 31, 2003 related to this facility. This facility is limited to use for operations within the U.S. and the funds can be used outside the U.S if permission is received by the Company from the lenders. The Company also has a total of $130 million in line of credit facilities with lenders in Europe. At December 31, 2003, the Company had approximately $22 million in unused borrowing capacity. This facility is limited to use for operations within Europe and the United Kingdom. In March 2004, as discussed in Note 15, the Company completed a private offering of $110 million aggregate principal amount of 3 3/4% convertible subordinated notes due 2024.

The Company anticipates that its existing cash and its ability to borrow under its line of credits will be sufficient to meet the Company's anticipated cash needs for operation and capital requirements through December 31, 2004.

The Company's expectations as to its cash flows, and as to future cash balances, are subject to a number of assumptions, including assumptions regarding anticipated revenues, customer purchasing and payment patterns, and improvements in general economic conditions, many of which are beyond the Company's control. If revenues do not match projections and if losses exceed the Company's expectations, the Company will implement cost saving initiatives. If the Company is unable to return to profitability, in order to continue operations, it may need to obtain additional debt financing or sell additional shares of its equity securities. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's ability to achieve its intended business objectives.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation and Basis of Preparation

The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates. The Company's critical accounting policies are those that affect its financial statements materially and involve difficult, subjective or complex judgments by management.

Revenue Recognition

Revenue is recognized when title transfers to the customer and when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival. Shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in total costs for all periods presented. Provisions for estimated returns and expected warranty costs are recorded at the time of sale and are adjusted periodically to reflect changes in experience and expected obligations. The Company's warranty reserve relates primarily to its storage solutions and value added businesses. Reserves for warranty items are included in other current liabilities. A reconciliation of the changes in the product warranty liability during 2003 is as follows (in thousands):

	2003	2002
Balance at January 1	$ 682	$ 799
Provision based on sales	708	632
Foreign currency translation	21	7
Warranty expenses incurred	(773)	(756)
Balance at December 31	$ 638	$ 682

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for estimated collection losses. No customer accounts for more than 10% of sales in any of the three years ended December 31, 2003, 2002 and 2001, or accounts receivable at December 31, 2003 and 2002.

Four vendors accounted for 45%, 43% and 51% of the Company's inventory purchases during 2003, 2002 and 2001, respectively.

Inventories

Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method.

Market is based on estimated net realizable value. The Company assesses the valuation of its inventory on a quarterly basis and periodically writes down the value for estimated excess and obsolete inventory based on estimates about future demand, actual usage and current market value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of computer and other equipment, furniture and fixtures and warehouse equipment that range from three to five years. Depreciation of buildings is based upon the estimated useful lives of 50 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the asset or the lease term.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," Bell is required to perform an annual impairment test for goodwill. SFAS No. 142 requires Bell to compare the fair value of the Company to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the Company is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying value. The fair value for goodwill is determined based on discounted cash flows.

Long-Lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Other intangible assets are recorded at cost and amortized over periods ranging from 3 to 40 years.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Earnings Per Share

Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. Due to net losses incurred for the periods presented, weighted average basic and diluted shares outstanding for the respective periods are the same.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average quarterly rates of exchange prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in the Statement of Operations.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of its reported net income or loss and the change in the foreign currency translation adjustment during a period.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized in the Company's Statements of Income. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

The following table illustrates the effect on income from continuing operations and earnings per share if Bell had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. The estimated fair value of each Bell option is calculated using the Black-Scholes option-pricing model.

	(In millions, except per share amounts):		
	2003	**2002**	**2001**
Net loss as reported:	$ (4,474)	$ (7,054)	$(22,107)
Stock-based employee compensation expense determined under fair value based method, net of tax	(3,590)	(5,982)	(5,727)
Pro forma net loss	$ (8,064)	$(13,036)	$(27,834)
Loss per share:			
As reported	$ (0.20)	$ (0.37)	$ (1.34)
Pro forma	$ (0.36)	$ (0.68)	$ (1.69)

Segment Reporting

Financial Accounting Standards Board Statement No.131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") requires that companies report separately in the financial statements certain financial and descriptive information about operating segments' profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers (see Note 14).

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, must be recognized currently in earnings. All of the Company's derivative financial instruments are recorded at their fair value in other current assets or accounts payable and accrued expenses. The transition adjustment upon adoption of SFAS 133 was not material.

The Company generates a substantial portion of its revenues in international markets, which subjects its operations and cash flows to the exposure of currency exchange fluctuations. The Company seeks to minimize the risk associated with currency exchange fluctuations by entering into forward exchange contracts to hedge certain foreign currency denominated assets or liabilities. These derivatives do not qualify for SFAS 133 hedge accounting treatment. Accordingly, changes in the fair value of these hedges are recorded immediately in earnings on line item 'Interest Expense and Other Income' to offset the changes in the fair value of the assets or liabilities being hedged.

Recently Issued Accounting Standards

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), which amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the standard changes the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The initial impact of adopting SFAS No. 144 was not material to the Company's consolidated financial statements.

On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS No. 146"), which nullifies Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability be recognized for restructuring costs only when the liability is incurred, that is, when it meets the definition of a liability in the Financial Accounting Standards Board's ("FASB's") conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's results of operations, financial position or cash flows, although it has impacted the timing of recognition of costs associated with restructuring activities.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows for the year ended December 31, 2003. The Company has included the disclosures required by FIN 45 in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. The variable interest model of FIN 46R was only slightly modified from that contained in FIN 46. The variable interest model looks to identify the primary beneficiary of a variable interest entity. The primary beneficiary is the party that is exposed to the majority of the risk or stands to benefit the most from the variable interest entity's activities. A variable interest entity would be required to be consolidated if certain conditions were met. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

On January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have any impact to the Company's consolidated financial position, results of operations or cash flows as the adoption of this standard involved disclosures only.

In April 2003, the FASB issued SFAS No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component,

(3) amends the definition of an underlying derivative to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

In November 2002, the Emerging Issues Task Force, ("EITF") reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

In May 2003, the FASB issue SFAS No. 150 ("SFAS No. 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of the statement did not have a material impact on the Company's results of operations, financial position or cash flows as of and for the year ended December 31, 2003.

NOTE 3 – CHANGE IN ACCOUNTING FOR GOODWILL AND CERTAIN OTHER INTANGIBLES:

In accordance with SFAS No. 142, goodwill amortization was discontinued as of January 1, 2002. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary), measures the impairment. The Company performs this impairment test annually and whenever facts and circumstances indicate that there is a possible impairment of goodwill. The Company completed the required annual impairment test, which resulted in no impairment for fiscal year 2003.

In accordance with SFAS No. 142, the effect of this accounting change is reflected prospectively. The Company has one reporting unit and supplemental comparative disclosure as if goodwill had not been amortized in the prior year period is as follows (in thousands, except per share amounts):

	2003	2002	2001
Reported net loss	$ (4,474)	$ (7,054)	$ (22,107)
Add back: Goodwill amortization	-	-	1,741
Adjusted net loss	$ (4,474)	$ (7,054)	$ (20,366)
Basic loss per share:			
Reported loss per share	$ (0.20)	$ (0.37)	$ (1.34)
Goodwill amortization	-	-	0.11
Adjusted net loss per share	$ (0.20)	$ (0.37)	$ (1.23)

The Company has acquired certain intangible assets through acquisitions which include non-compete agreements, a trademark, a trade name and customer and supplier relationships. The carrying values and accumulated amortization of these assets at December 31, 2003 and 2002 are as follows (in thousands):

Amortized Intangible Assets	Estimated Useful Life for Amortization	As of December 31, 2003 Gross Carrying Amount	Accumulated Amortization	Net Amount
Non-compete agreements	3-6 years	$ 2,409	$ (1,770)	$ 639
Trademark	20-40 years	4,504	(329)	4,175
Trade name	20 years	400	(30)	370
Customer/supplier relationships	7-10 years	1,600	(240)	1,360
Total		$ 8,913	$ (2,369)	$ 6,544

Amortized Intangible Assets	Estimated Useful Life for Amortization	As of December 31, 2002 Gross Carrying Amount	Accumulated Amortization	Net Amount
Non-compete agreements	3 years	$ 2,137	$ (1,233)	$ 904
Trademark	40 years	3,965	(228)	3,737
Trade name	20 years	300	(15)	285
Supplier relationships	10 years	1,200	(120)	1,080
Total		$ 7,602	$ (1,596)	$ 6,006

The expected amortization of these balances over the next five fiscal years are as follows (in thousands):

Aggregate Amortization Expense	
For year ended 12/31/03	$ 764
Estimated Amortization Expense	
For year ending 12/31/04	$ 711
For year ending 12/31/05	$ 357
For year ending 12/31/06	$ 347
For year ending 12/31/07	$ 338
For year ending 12/31/08	$ 338

NOTE 4 – ACQUISITIONS:

All acquisitions below have been accounted for using the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

EBM Mayorista, S.A. de C.V. Acquisition

On October 15, 2003, the Company acquired certain assets and assumed certain liabilities of EBM Mayorista, S.A. de C.V. ("EBM"), a privately held company headquartered in Merida, Mexico, with branch locations in Cancun, Monterrey, Oaxaca, Villahermosa, Tampico, Veracruz and Tuxtla. EBM distributes a diverse product line of computer hardware and software to Mexican resellers, retail locations and system integrators including the Intel, Samsung, Epson and U.S Robotics lines.

EBM was acquired for a total purchase price of approximately $5.9 million which included cash of approximately $5.1 million and acquisition costs. The Company is obligated to pay 35% of EBM's earnings before taxes as a contingent incentive payment based upon meeting minimum earnings targets during each of the subsequent four anniversary years. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Inventories		4,225
Equipment and other assets		404
Goodwill		4,166
Other intangibles		850
Accounts payable		(3,778)
Total consideration	$	5,867

Other intangibles include customer and supplier relationships, trade name, and non-compete agreements, with estimated useful lives for amortization of 7 years, 20 years and six years, respectively.

As EBM does not constitute a significant subsidiary of the Company, pro forma disclosure is not required herein.

Total Tec Systems, Inc. Acquisition

On November 13, 2001, the Company acquired all the capital stock of Total Tec Systems Inc. ("Total Tec"), a privately held company headquartered in Edison, New Jersey, with offices in the eastern and southern United States. Total Tec is an enterprise computing and storage solutions provider focused on providing comprehensive IT solutions to address key business data concerns including availability, reliability, performance, scalability and manageability.

Total Tec was acquired for a total purchase price of approximately $14.2 million which included cash of approximately $9 million, the issuance of 400,000 shares of the Company's Common Stock that include a certain share price guarantee and acquisition costs. The share price guarantee provides for the issuance of additional consideration if the market value of the Company's Common Stock is less than $12.50 per share on the first anniversary of the closing date of the acquisition. As a result of this guarantee, the Common Stock issued as part of the acquisition has been valued at the $12.50 guaranteed amount. In November 2002, the Company issued 272,947 shares of the Company's Common Stock resulting from the share price guarantee. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Cash	$	3,014
Accounts receivable		16,229
Inventories		7,006
Equipment and other assets		2,841
Goodwill		3,124
Other intangibles		2,500
Accounts payable		(7,100)
Other accrued liabilities		(3,792)
Notes payable		(9,630)
Total consideration	$	14,192

Other intangibles include trade name, supplier relationships and a non-compete agreement, with estimated useful lives for amortization of 20 years, ten years and three years, respectively.

As Total Tec does not constitute a significant subsidiary of the Company, pro forma disclosure is not required herein.

Touch The Progress Group BV Acquisition

On May 22, 2001, the Company acquired all the capital stock of Touch The Progress Group BV ("TTPG"), a privately held company headquartered in the Netherlands, with offices in Belgium, Germany and Austria. TTPG designs, manufactures, markets and supports high performance and tailor made storage solutions critical to success in high availability, mid-range and high-end enterprise computing environments.

TTPG was acquired for a total purchase price of approximately $10.7 million which included cash of $2.5 million, the issuance of 560,000 shares of the Company's Common Stock valued at $7.5 million that include a one-year share price guarantee and acquisition costs. The Common Stock issued was valued in accordance with EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," using the average of the closing prices of the Company's Common Stock for the two days prior to the acquisition date and the closing price of the Company's Common Stock on the date of acquisition. The share price guarantee provides for the issuance of additional consideration if the market value of the Company's Common Stock is less than $12.50 per share on the first anniversary of the closing date of the acquisition. This was a below-market share price guarantee and was accounted for in accordance with EITF Issue No 97-15, "Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination." In June 2002, the Company issued an additional 74,714 shares of the Company's Common Stock as a result of the share price guarantee. The purchase price was allocated to the acquired assets and assumed liabilities bases upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$ 6,182
Inventories	7,397
Equipment and other assets	661
Goodwill	9,293
Accounts payable	(9,915)
Other accrued liabilities	(1,928)
Notes payable	(998)
Total consideration	$ 10,692

Forefront Graphics Corporation Acquisition

On May 24, 2001, the Company acquired all the capital stock of Forefront Graphics ("FFG"), a privately held company headquartered in Toronto, Canada with offices in Ottawa, Montreal, Calgary and Vancouver. FFG is a distributor of high performance computer graphics, digital audio and video, storage and multimedia products to both the computer reseller and the video production reseller marketplaces.

FFG was acquired for a total purchase price of approximately $2.2 million which included cash of $1.1 million, the issuance of 60,324 shares of the Company's Common Stock valued at $800,000 and acquisition costs. The Common Stock issued was valued in accordance with EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," using the average of the closing prices of the Company's Common Stock for the two days prior to the acquisition date and the closing price of the Company's Common Stock on the date of acquisition. The Company is obligated to pay up to an additional $325,000 in cash within three years of the closing date as a contingent incentive payment to be based upon earnings achieved during certain periods, up to March 31, 2003. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$ 1,069
Inventories	1,033
Equipment and other assets	42
Goodwill	1,526
Accounts payable	(775)
Other accrued liabilities	(401)
Notes payable	(294)
Total consideration	$ 2,200

NOTE 5 - BALANCE SHEET COMPONENTS:

	December 31, 2003	December 31, 2002
	(in thousands)	
Accounts receivable, net:		
Accounts receivable	$ 335,584	$ 300,645
Less: allowance for doubtful accounts and sales returns	(25,679)	(23,340)
	$ 309,905	$ 277,305
Property and equipment:		
Computer and other equipment	$ 35,947	$ 32,716
Land and buildings	23,476	23,112
Furniture and fixtures	10,005	9,901
Warehouse equipment	7,664	8,307
Leasehold improvements	3,021	2,623
	80,113	76,659
Less: accumulated depreciation	(36,568)	(25,898)
	$ 43,545	$ 50,761
Goodwill and other intangibles, net:		
Goodwill	$ 66,916	$ 60,423
Other intangibles	8,913	7,602
Less: accumulated amortization	(9,049)	(8,216)
	$ 66,780	$ 59,809

NOTE 6 - LINES OF CREDIT AND TERM LOAN:

Lines of Credit

	December 31, 2003	December 31, 2002
Wachovia Facility	$ 68,007	$ 52,127
Bank of America Facility	59,409	48,428
IFN Financing BV	3,009	6,992
Other lines	-	927
	130,425	108,474
Less: amounts included in current liabilities	3,009	7,919
Amounts included in non-current liabilities	$ 127,416	$ 100,555

On December 31, 2002, the Company entered into an amendment to its syndicated Loan and Security Agreement with Wachovia Bank, N.A. ("Wachovia facility"), (First Union Bank, as the original lender). The amendment reduces the credit facility to $160 million from $175 million and extends the maturity date to May 31, 2005. The Wachovia facility refinanced the Company's $50 million credit facility with California Bank & Trust that matured May 31, 2001, and the $80 million short-term loan with the RSA that matured June 30, 2001. The syndicate includes Congress Financial Corporation (Western) and Bank of America N.A. as co-agents and other financial institutions, as lenders. Borrowings under the line of credit bear interest at Wachovia's prime rate plus a margin of 0.0% to 0.5%, based on borrowing levels. At the Company's option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 2.25% to 2.75%, based on borrowing levels. The average interest rate on outstanding borrowings under the revolving line of credit during the year ended December 31, 2003, was 3.9%, and the balance outstanding at December 31, 2003 was $68.0 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company and its North and South American subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments. On October 9, 2003, the Company entered into a Second Amendment and Waiver, to effectively enable the Company to complete the acquisition of EMB Mayorista, in Mexico. The Company was in compliance with its bank covenants at December 31, 2003; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition, results of operations and cash flows would be materially adversely affected.

On December 2, 2002, as amended in November 2003, the Company entered into a Syndicated Credit Agreement arranged by Bank of America, National Association ("Bank of America facility"), as principal agent, to provide a £75 million revolving line of credit facility, or the U.S. dollar equivalent of approximately $130 million at December 31, 2003 through December 2005. The Bank of America facility refinanced the Company's $60 million credit facility with Royal Bank of Scotland. The syndicate includes Bank of America as agent and security trustee and other banks and financial institutions, as lenders. Borrowings under the line of credit bear interest at Bank of America's base rate plus a margin of 2.375% to 2.50%, based on certain financial measurements. At the Company's option, all or any portion of the outstanding borrowings may be converted to a LIBOR Revolving Loan, which bears interest at the adjusted LIBOR rate plus a margin of 2.375% to 2.50%, based on certain financial measurements. The average interest rate on the outstanding borrowings under the revolving line of credit during the year ended December 31, 2003 was 6.2%, and the balance outstanding at December 31, 2003 was $59.4 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company's European subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock, repatriation of cash and investments. The Company was in compliance with its bank covenants at December 31, 2003; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition, results of operations and cash flows would be materially adversely affected.

The Company has an agreement with IFN Finance BV to provide up to $7.5 million in short-term financing to the Company. The loan is secured by certain European accounts receivable and inventories, bears interest at 5.5%, and continues indefinitely until terminated by either party within 90 days notice. Loan balances outstanding were $3.0 million at December 31, 2003.

Term Loans

	December 31,	
	2003	2002
Note payable to RSA	$ 79,000	$ 86,000
Lombard NatWest Limited Mortgage	-	9,816
Bank of Scotland Mortgage	10,180	-
	89,180	95,816
Less: amounts due in current year	11,572	20,316
Long-term debt due after one year	$ 77,608	$ 75,500

On July 6, 2000, the Company entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the Company borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125%, repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest installments commencing December 31, 2000 and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. On August 1, 2003, the Company entered into an interest rate swap agreement with Wachovia Bank effectively securing a new interest rate on $40 million of the outstanding debt. The new rate is based on the six month U.S. Libor rate plus a fixed margin of 4.99% and continues until termination of the agreement on June 30, 2010. The RSA facility is secured by a second lien on the Company's and its subsidiaries' North American and South American assets. The Company must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. The Company is also required to be in compliance with the covenants of certain other borrowing agreements. The Company is in compliance with its subordinated debt financing covenants; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants in the Securities Purchase Agreement and is unable to obtain a waiver of noncompliance from its subordinated lenders, the Company's financial condition, results of operations and cash flows would be materially adversely affected. The balance outstanding at December 31, 2003 on this long-term debt was $79.0 million, $10.5 million is payable in 2004, $7.0 million is payable in each of the years 2005 and 2006 and $54.5 million thereafter.

On May 9, 2003, the Company entered into a mortgage agreement with Bank of Scotland for £6 million, or the U.S. dollar equivalent of approximately $10.7 million, as converted at December 31, 2003. The new mortgage agreement fully re-paid the borrowings outstanding under the previous mortgage agreement with Lombard NatWest Limited, and has a term of 10 years, bears interest at Bank of Scotland's rate plus 1.35%, and is payable in quarterly installments of approximately £150,000, or $268,000 USD, plus interest. The principal amount due each year is approximately $1,072. The balance of the mortgage as converted to USD at December 31, 2003 was $10.2 million. Terms of the mortgage require the Company to meet certain financial ratios and to comply with certain other covenants on a quarterly basis. The Company was in compliance with its covenants at December 31, 2003; however there can be no assurance that the Company will be in compliance with its covenants in the future. If the Company does not remain in compliance with the covenants and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition, results of operations and cash flows would be materially adversely affected.

NOTE 7 – COMMON STOCK:

On August 27, 2003, the Company completed a secondary registered public offering of 5,000,000 shares of Common Stock, at an offering price to the public of $6.50 per share. In connection with the offering, the Company granted to the underwriters an option to purchase up to 750,000 shares to cover over allotments, and the option was exercised in full on September 18, 2003. The Company received proceeds of $34.9 million, net of commissions, discounts and expenses.

In March 2002, the Company received proceeds of approximately $16.5 million from a private placement of 1,500,000 shares of Common Stock. The Company also issued to the purchasers warrants to purchase an additional 750,000 shares of Common Stock at an exercise price of $11.00 per share. The Company valued the warrants at $3,858,000 using the Black-Scholes option pricing model applying an expected life of 18 months, a risk free interest rate of 6.59% and a volatility of 69%. The warrants were recorded as a component of equity.

NOTE 8 – RESTRUCTURING COSTS, SPECIAL CHARGES AND OTHER PROVISIONS:

In the first quarter of 2003, the Company continued to implement profit improvement and cost reduction measures, and recorded restructuring costs of $1.4 million. These charges consisted of severance and benefits of $1.3 million related to worldwide involuntary terminations and estimated lease costs of $56,300 pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. The Company terminated 127 employees worldwide, across a wide range of functions including marketing, technical support, finance, operations and sales. Future savings expected from restructuring related cost reductions will be reflected as a decrease in 'Selling, General and Administrative expenses' on the Statement of Operations. The Company also recorded an inventory charge of approximately $1.5 million related to significant changes to certain vendor relationships and the discontinuance of other non-strategic product lines, recorded in 'Cost of Sales'.

In the second and third quarters of 2002, as part of the Company's plan to reduce costs and improve operating efficiencies, the Company recorded special charges of $5.7 million. These costs consisted primarily of estimated lease costs of $2.3 million pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. and costs of $583,000 related to the closure of the Rorke Data Europe facilities, whose operations were consolidated into the Company's TTP division in Almere, Netherlands. These special charges also included provisions for certain Latin American receivables of $1.7 million, and severance and benefits of $1.1 million related to worldwide involuntary terminations. The Company terminated 78 employees, predominately in sales and marketing functions and eliminated two executive management positions in the U.S. Future expected costs reductions will be reflected in the Statement of Operations line item 'Selling, General and Administrative expenses.'

In the second and third quarters of 2001, the Company accrued restructuring costs of $4.8 million. These costs consisted primarily of the abandonment of certain inventory related computer software that had a carrying value of $2.4 million, severance and benefits of $2.2 million related to involuntary employee terminations and estimated lease costs of $238,000 pertaining to future lease obligations for non-cancelable lease payments for excess facilities. The Company terminated 267 employees worldwide, predominantly in overhead support functions. The Company expected annual employee expense reductions of approximately $10 million, depreciation expense reduction of $550,000, and cost reductions related to excess facilities of approximately $800,000. Cost reductions have been realized as expected and have been reflected in the Statement of Operations line item 'Selling, General and Administrative expenses.' Overall, these cost reductions have been offset by increases in selling, general and administrative costs related to the acquisitions of Total Tec and TTPG and other costs related to expansion of geographic sales coverage in Europe, expansion of the Company's storage systems infrastructure and expansion of the Company's Corporate Technology Center.

Additionally in the third quarter of 2001, the Company recorded other special charges of $4.1 million for additional accounts receivable provisions. Events giving rise to this provision related to the economic crisis in Argentina and the devaluation of the Argentinean peso, and a default on guaranteed debt of one of the Company's large customers who filed for bankruptcy.

In the second and third quarters of 2001, the Company also recorded a provision for inventory of $17.8 million related to additional excess inventory. The additional provision largely resulted from the decision to discontinue certain product lines and the impact of current market conditions. The excess inventory charge is included within the Statement of Operations under the caption 'Cost of Sales.'

Outstanding liabilities related to these charges are summarized as follows (in thousands):

Year Ended December 31,	Balance at Beginning of Period	Restructuring and Special Charges	Cash Payments	Balance at End of Period
2001				
Severance costs	$ -	$ 2,199	$ 2,143	$ 56
Lease costs	-	238	139	99
Total	-	2,437	2,282	155
2002				
Severance costs	56	1,167	678	545
Lease costs	99	2,515	535	2,079
Other facility closure costs	-	306	306	-
Total	155	3 988	1,519	2,624
2003				
Severance costs	545	1,327	1,638	234
Lease costs	2,079	56	808	1,327
Total	$ 2,624	$ 1,383	$ 2,446	$ 1,561

NOTE 9 - STOCK-BASED COMPENSATION PLANS:

Stock Option Plans

In May of 1998, the Company adopted the 1998 Stock Plan (the "Plan") which replaced the 1988 Amended and Restated Incentive Stock Plan (the "1988 Plan") and the 1993 Director Stock Option Plan (the "Director Plan").

The Plan provides for the grant of stock options and stock purchase rights to employees, directors and consultants of the Company at prices not less than the fair value of the Company's Common Stock at the date of grant for incentive stock options and prices not less than 85% of the fair value of the Company's Common Stock for nonstatutory stock options and stock purchase rights. Under the Plan, the Company has reserved for issuance a total of 4,839,327 shares of Common Stock plus

272,508 shares of Common Stock which were reserved but unissued under the 1988 Plan and 52,500 shares of Common Stock which were reserved but unissued under the Director Plan. The maximum aggregate number of shares of Common Stock which may be optioned and sold under the Plan is 3,242,497 shares, plus an annual increase to be added on January 1 of each year, equal to the lesser of (i) 600,000 shares, (ii) 4% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors, subject to adjustment upon changes in capitalization of the Company. Since inception, the Company has reserved 8,517,975 shares of Common Stock for issuance under the aggregate of all stock option plans.

All stock options become exercisable over a vesting period as determined by the Board of Directors and expire over terms not exceeding ten years from the date of grant. If an optionee ceases to be employed by the Company, the optionee may, within one month (or such other period of time, as determined by the Board of Directors, but not exceeding three months) exercise options to the extent vested.

As part of the Plan, the Board of Directors adopted a Management Incentive Program (the "Program") for key employees. Under this Program, options for 193,500 shares of Common Stock were granted in 2000 and no options were granted in years 2001, 2002 or 2003. The Program provides for ten-year option terms with vesting at the rate of one tenth per year, with potential for accelerated vesting based upon attainment of certain performance objectives. The options lapse ten years after the date of grant or such shorter period as may be provided for in the stock option agreement.

Options granted under the Director Plan prior to May 1998 and outstanding at December 31, 2003 total 60,000. Under the Director Plan, 112,500 options were granted in 1993 at an exercise price of $5.33 per share, and 30,000 options were granted in 1996 at an exercise price of $4.67 per share. In 1997, 30,000 options were granted at an exercise price of $8.42 per share. In 1998, 22,500 options were granted at an exercise price of $5.00 per share. On August 5, 1999, the Board of Directors approved the vesting in full of all options currently held by the Directors and modified the Plan to immediately vest all future Board of Directors options at the time they are granted.

In 2003 and prior years beginning in 2000, the number of shares of Common Stock reserved under the Plan were not sufficient to accommodate the Company's growth through acquisitions and key employee retention efforts. To induce certain key employees to accept employment with the Company, the Company issued a total of 450,000, 898,000 and 520,000 nonqualified stock options outside the provisions of the Plan in 2003, 2002 and 2001 respectively, and 973,000 of these options were outstanding at December 31, 2003, net of cancellations, and are included in the table below.

The following table presents all stock option activity:

	Options Available for Grant	Options Outstanding: Shares	Options Outstanding: Weighted Average Exercise Price
Balance at December 31, 2000	(119,696)	4,437,117	$10.11
Increase in options available for grant	600,000	-	-
Options canceled	478,547	(652,535)	$ 9.92
Canceled options not available for grant	(10,875)	-	$ 4.59
Options granted	(631,000)	1,151,000	$11.71
Options exercised	-	(446,029)	$ 5.98
Balance at December 31, 2001	316,976	4,489,553	$10.96
Increase in options available for grant	600,000	-	-
Options canceled	178,684	(317,311)	$13.36
Canceled options not available for grant	(3,000)	-	$ 7.42
Options granted	(598,250)	1,496,249	$ 8.16
Options exercised	-	(301,245)	$ 6.12
Balance at December 31, 2002	494,410	5,367,246	$10.31
Increase in options available for grant	600,000		
Options tendered in exchange for restricted stock units	1,346,500	(2,234,250)	$15.43
Restricted stock rights granted in option exchange	(744,802)	744,802	$ 0.00
Options canceled	295,191	(297,191)	$ 7.78
Canceled options not available for grant	(88,764)	-	$ 5.29
Options granted	(1,389,200)	1,839,200	$ 6.33
Options exercised		(604,310)	$ 5.88
Balance at December 31, 2003	513,335	4,815,497	$10.31

At December 31, 2003, 1,348,450 options were exercisable under these Plans. Upon the adoption of the 1998 Stock Plan, canceled options under the 1988 Plan are not available for future grants.

The following table summarizes information about stock options and restricted stock outstanding for all plans at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number of Options Outstanding As of December 31, 2003	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	Number of Shares Exercisable As of December 31, 2003	Weighted Average Exercise Price
$ 0.00 - $ 0.00	963,048	4.26	$ 0.00	0	$ 0.00
$ 3.90 - $ 4.40	700,250	3.77	4.16	271,950	4.21
$ 4.42 - $ 5.94	853,174	3.95	5.28	255,735	4.90
$ 6.11 - $ 7.23	913,949	4.77	6.94	107,437	6.48
$ 7.25 - $ 9.06	690,826	3.49	8.31	282,568	8.10
$ 9.37 - $21.00	694,250	3.04	10.26	429,760	10.27
$24.13 - $24.13	1,000	1.80	24.13	1,000	24.13
	4,816,497	3.94	5.54	1,348,450	7.28

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP"), as amended in 2003, provides for automatic annual increases in the number of shares reserved for issuance on January 1 of each year by a number of shares equal to the lesser of (i) 225,000 shares, (ii) 1.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors, subject to adjustment upon changes in capitalization of the Company. In 2003, the Company reserved for issuance an additional 200,000 shares as a one-time supplement to the ESPP.

The Company has reserved 2,228,498 shares of Common Stock for issuance to all eligible employees under its ESPP. Sales made through this plan will be at the lower of 85% of market price at the date of purchase or on the first day of each six-month offering period in the prior two years. A total of 2,228,306 shares have been issued under this plan as of December 31, 2003.

Fair Value Disclosures

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its plans, all of which are fixed plans. To determine the additional pro forma disclosures required by SFAS 123 for the stock option plans, the fair value of each option grant used for calculating pro forma net income is estimated on the date of grant using the Black-Scholes multiple option-pricing model. The following weighted average assumptions were used for grants in 2003, 2002 and 2001 respectively, expected volatility of 76%, 76% and 73%; risk free interest rate of 2.0%, 3.4% and 4.9% and expected lives of 3.45, 3.55 and 3.50 years. The Company has not paid dividends and assumed no dividend yield. The weighted average fair value of those stock options granted in 2003, 2002 and 2001 was \$3.46, \$4.81 and \$5.47 per option, respectively. The fair value of each ESPP purchase right is estimated on the beginning of the offering period using the Black-Scholes option-pricing model with substantially the same assumptions as the option plans but expected lives of 0.5 years. The weighted average fair value of those purchase rights granted in 2003, 2002 and 2001 was \$3.62, \$3.69 and \$4.22 per right, respectively. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards in 2003, 2002 and 2001 under those plans consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced as presented below (in thousands, except per share data):

	2003	2002	2001
Net loss:			
As reported	$(4,474)	$(7,054)	$(22,107)
Pro forma	$(8,064)	$(13,036)	$(27,834)
Loss per share:			
As reported	$ (0.20)	$ (0.37)	$ (1.34)
Pro forma	$ (0.36)	$ (0.68)	$ (1.69)

Because additional stock options and stock purchase rights are expected to be granted each year, the above pro forma disclosures are not considered by management to be representative of pro forma effects on reported financial results for future years.

Option Exchange

On November 25, 2002, the Company made an exchange offer (the "Exchange") to current officers and employees of the Company to exchange stock options held by these employees for rights to receive shares of the Company's Common Stock ("Restricted Units"). The offer period ended December 31, 2002 and the Restricted Units were issued on January 3, 2003 (the "Exchange Date"). Employee stock options eligible for the Exchange had a per share exercise price of \$11.75 or greater, whether or not vested ("Eligible Options"). The offer provided for an exchange ratio of three option shares surrendered for each Restricted Unit to be received subject to vesting terms.

In order to be eligible to participate in the Exchange ("Eligible Participant"), the employee may not receive stock options or other equity awards in the six months following the Exchange Date. In order to participate in the Exchange, an Eligible Participant could tender all Eligible Options held, or any selected Eligible Options granted by different stock option agreements. If an Eligible Participant chose to participate, all options granted on or after May 26, 2002 were tendered regardless of the exercise price of such options. The Units of restricted stock will vest in one-fourth increments on each of the first, second, third and fourth annual anniversary dates of the Exchange Date. If the employment of an employee who participated in the Exchange terminates prior to the vesting, the employee will forfeit the unvested shares of Restricted Units. As a result of the Exchange, the Company issued 744,802 rights to receive Restricted Units in return for 2,234,250 stock options. The total non-cash deferred compensation charge over the vesting period of four years is approximately $4 million computed based on the share price at the date of approval of $5.42 per share. The deferred compensation charge is unaffected by future changes in the price of the common stock.

NOTE 10 - INCOME TAXES:

The provision for (benefit from) income taxes consists of the following (in thousands):

	2003	2002	2001
Current:			
Federal	$ (637)	$ (2,335)	$ (7,214)
State	(122)	-	34
Foreign	552	(1,130)	(1,095)
	(207)	(3,485)	(8,275)
Deferred:			
Federal	(1,793)	1,461	(2,046)
State	1,946	(167)	(1,971)
Foreign	(615)	(421)	41
	(462)	873	(3,976)
	$ (669)	$ (2,612)	$ (12,251)

Deferred tax assets (liabilities) comprise the following (in thousands):

	2003	2002
Bad debt, sales and warranty reserves	$ 4,597	$ 4,286
Accruals, inventory and other reserves	5,097	6,069
Net operating losses	5,699	2,214
Foreign tax credits	1,040	-
Other	276	324
Gross deferred tax assets	16,709	12,893
Unrealized foreign exchange gain	-	(316)
Depreciation and amortization	(4,068)	(3,105)
Gross deferred tax liabilities	(4,068)	(3,421)
Valuation allowance	(3,641)	(933)
Net deferred tax assets	$ 9,000	$ 8,539

Valuation allowances reduce the deferred tax assets to the amount that, based upon all available evidence, is more likely than not to be realized. The deferred tax assets valuation allowance at December 31, 2003 and 2002, is attributed to certain foreign net operating loss carryovers that do not meet the more likely than not standard of realizability.

As of December 31, 2003, the Company had state net operating loss carryforwards of approximately $31,372,000 available to offset future state taxable income. The state net operating loss carryforwards will expire in varying amounts beginning 2006 through 2023. As of December 31, 2003, the Company had Foreign Tax Credit carryforwards of $1,040,000 available to offset future federal income tax.

The tax benefit associated with dispositions from employee stock plans for 2003 is approximately $156,000, which was recorded as an addition to paid-in capital and a reduction to taxes payable.

A reconciliation of the Federal statutory tax rate to the effective tax (benefit) follows:

	2003	2002	2001
Federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of Federal tax benefit and credits	0.8%	(1.7)%	(3.8)%
Foreign taxes, net of foreign tax credits	34.0%	6.0%	(0.1)%
Extraterritorial income exclusion net of cushion	(13.0)%	-	-
Other	0.2%	3.7%	3.2%
Total	(13.0)%	(27.0)%	(35.7)%

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under cancelable and non-cancelable operating lease agreements. The leases expire at various times through 2019 and contain renewal options. Certain of the leases require the Company to pay property taxes, insurance, and maintenance costs.

The Company leases certain equipment under capitalized leases with such equipment amounting to $1,050,000 less accumulated depreciation of $538,000 at December 31, 2003. Amortization expense on assets subject to capitalized leases was $918,000 for the year ended December 31, 2003. The capitalized lease terms range from 33 months to 60 months.

The following is a summary of commitments under non-cancelable leases:

Year Ending December 31,	Capitalized Leases	Operating Leases
	(in thousands)	
2004	$ 240	$ 7,252
2005	187	6,072
2006	116	5,268
2007	7	4,033
2008	-	1,854
2009 and beyond	-	13,415
Total minimum lease payments	550	$ 37,894
Less: imputed interest	(53)	
Present value of minimum lease payments	$ 497	

Total operating lease expense was $8,343,000, $8,671,000, and $7,370,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company is subject to legal proceedings and claims that arise in the normal course of business. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - TRANSACTIONS WITH RELATED PARTIES:

Two directors of the Company are directors of one of the Company's customers, Company A. Another director of the Company is a director of two of the Company's customers/vendors, Companies B and C. A third director of the Company is a director of one of the Company's customers, Company C. A fourth director of the Company is the President of one of the Company's consulting providers, Company D. A fifth Director of the Company is the President of one of the Company's customers/vendors, Company E. The President of one of the Company's subsidiaries is a co-owner of one of the Company's customers, Company F. The Company also leased a facility from Company F. Sales to these parties and purchases of inventory and other services from these parties for the three years ended December 31, 2003 and accounts receivable at

December 31, 2003 and 2002 are summarized below:

		(In thousands)		
Sales:		**2003**	**2002**	**2001**
	Company A	$ 647	$1,049	$1,718
	Company B	562	-	-
	Company C	-	25	431
	Company E	29	26	-
	Company F	918	3,431	-
Accounts receivable:				
	Company A	11	32	
	Company B	61	-	
	Company C	-	-	
	Company E	-	1	
	Company F	336	524	
Inventory purchased:				
	Company B	-	-	111
	Company E	-	19	-
Consulting	Company D	55	53	-
Rent	Company F	78	92	-

The Company believes that terms of these transactions were no less favorable than reasonably could be expected to be obtained from unaffiliated parties.

NOTE 13 - SALARY SAVINGS PLAN:

The Company has a Section 401(k) Plan (the "Plan") which provides participating employees an opportunity to accumulate funds for retirement and hardship. Participants may contribute up to 15% of their eligible earnings to the Plan. The Company may elect to make matching contributions equal to a discretionary percentage of participants' contributions up to the statutory maximum of participants' eligible earnings. The Company has not made any contributions to the Plan.

NOTE 14 – GEOGRAPHIC INFORMATION:

The Company operates in one industry segment and markets its products worldwide through its own direct sales force. The Company attributes revenues from customers in different geographic areas based on the location of the customer. Sales in the U.S. were 41%, 44% and 45% of total sales for the years ended December 31, 2003, 2002 and 2001, respectively.

Geographic information consists of the following:

		(in thousands)	
Net sales:	2003	2002	2001
North America	$ 1,016,984	$ 1,023,308	$ 998,347
Latin America	175,462	189,586	239,537
Europe	1,037,841	892,028	769,218
Total	$ 2,230,287	$ 2,104,922	$ 2,007,102

The following table presents long-lived assets located in the Company's country of domicile and located in all foreign countries.

	December 31,	
Long –lived assets:	2003	2002
United States	$ 48,041	$ 49,934
United Kingdom	54,707	53,189
Other foreign countries	14,052	15,177
Total	$ 116,800	$ 118,300

NOTE 15 – SUBSEQUENT EVENT:

On March 5, 2004, the Company completed a private offering of $110 million aggregate principal amount of 3 3/4% convertible subordinated notes due 2024. The offering was made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The notes are convertible into the Company's common stock under certain circumstances at a conversion rate of 91.2596 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $10.96 per share. This represents a 32.5% premium over Bell Microproducts closing price of its common stock on the Nasdaq National Market on March 1, 2004 of $8.27 per share.

The Company may redeem some or all of the notes under certain circumstances on or after March 5, 2009 and prior to March 5, 2011, and at any time thereafter without such circumstances, at 100% of the principal amount, plus accrued but unpaid interest up to, but excluding, the redemption date. The Company may be required to purchase some or all of the notes on March 5, 2011, March 5, 2014 or March 5, 2019 or in the event of a change in control at 100% of the principal amount, plus accrued but unpaid interest up to, but excluding, the purchase date.

Proceeds from the offering will be used to repay amounts outstanding under its working capital facilities with Wachovia Bank, N.A. and Bank of America, National Association and its senior subordinated notes held by The Retirement Systems of Alabama.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

(in thousands, except per share amounts)

	Quarter Ended							
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Net sales	$ 522,928	$ 497,713	$ 551,895	$ 532,386	$ 532,653	$ 502,638	$ 555,476	$ 639,520
Cost of sales	475,507	457,715	506,563	486,581	495,027	463,430	512,391	591,346
Gross profit	47,421	39,998	45,332	45,805	37,626	39,208	43,085	48,174
Operating expenses:								
Selling, general and administrative expenses	42,696	42,096	40,348	40,484	39,274	37,968	37,990	40,478
Restructuring costs and special charges	-	2,283	3,405	-	1,383	-	-	-
Total operating expenses	42,696	44,379	43,753	40,484	40,657	37,968	37,990	40,478
Operating income (loss)	4,725	(4,381)	1,579	5,321	(3,031)	1,240	5,095	7,696
Interest expense and other income	4,063	4,408	4,473	3,966	4,019	4,185	4,208	3,731
Income (loss) from operations before income taxes	662	(8,789)	(2,894)	1,355	(7,050)	(2,945)	887	3,965
Provision for (benefit from) income taxes	278	(2,716)	(538)	364	(2,115)	(584)	513	1,517
Net income (loss)	$ 384	$ (6,073)	$ (2,356)	$ 991	$ (4,935)	$ (2,361)	$ 374	$ 2,448
Earnings (loss) per share								
Basic	$ 0.02	$ (0.31)	$ (0.12)	$ 0.05	$ (0.25)	$ (0.12)	$ 0.02	$ 0.09
Diluted	$ 0.02	$ (0.31)	$ (0.12)	$ 0.05	$ (0.25)	$ (0.12)	$ 0.02	$ 0.09
Shares used in per share calculation								
Basic	18,099	19,327	19,610	19,770	20,131	20,137	22,471	26,558
Diluted	19,160	19,327	19,610	20,048	20,131	20,137	23,098	27,692

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Subsequent to the date of their evaluation, there were no changes in the Company's internal controls or in other factors that could significantly affect the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect the Company.

PART III

Pursuant to Paragraph G(3) of the General Instructions to Form 10-K, portions of the information required by Part III of Form 10-K are incorporated by reference from the Company's Proxy Statement to be filed with the Commission in connection with the 2004 Annual Meeting of Shareholders (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECTUTIVE OFFICERS OF THE REGISTRANT

(a) Information concerning directors of the Company appears in the Company's Proxy Statement, under the captions "Corporate Governance" and "Election of Directors." This portion of the Proxy Statement is incorporated herein by reference.

(b) **Executive Officers Of The Registrant**

The following table and descriptions identify and set forth information regarding the Company's seven executive officers:

Name	Age	Position
W. Donald Bell.....................	66	President, Chief Executive Officer and Chairman of the Board
James E. Illson......................	50	Chief Financial Officer and Executive Vice President of Finance and Operations
Richard J. Jacquet..................	64	Vice President of Human Resources
Philip M. Roussey..................	61	Executive Vice President, Enterprise Marketing
Robert J. Sturgeon..................	50	Vice President of Information Technology
Walter Tobin.........................	56	Executive Vice President, OEM Division
Timothy E. Tonges.................	41	President, Bell Microproducts North America

W. Donald Bell has been President, Chief Executive Officer and Chairman of the Board of the Company since its inception in 1987. Mr. Bell has over thirty years of experience in the electronics industry. Mr. Bell was formerly the President of Ducommun Inc. and its subsidiary, Kierulff Electronics Inc., as well as Electronic Arrays Inc. He has also held senior management positions at Texas Instruments Incorporated, American Microsystems and other electronics companies.

James E. Illson has been our Chief Financial Officer and Executive Vice President of Finance and Operations since September 2002. From March 2000 to April 2002, Mr. Illson was Chief Executive officer and President of Wareforce Inc. a value added reseller. Mr. Illson was with Merisel Inc. from August 1996 to January 2000, serving in the position of Chief Financial Officer until March 1998, when he became President/Chief Operating Officer. Mr. Illson holds a Bachelors degree in Business Administration and a Masters degree in Industrial Administration. Mr. Illson has over 20 years experience in financial and operational fields.

Richard J. Jaquet has been our Vice President of Human Resources since May 2000. From 1988 to May 2000, Mr. Jacquet served as Vice President of Administration of Ampex Corporation, an electronics manufacturing company. Prior to 1988, Mr. Jacquet served in various senior human resource positions with Harris Corporation and FMC Corporation.

Philip M. Roussey has been our Executive Vice President of our Enterprise Marketing since February 2002, prior to which he serve as our Executive Vice President of Computer Products Marketing from April 2000 until February 2002 and as our Senior Vice President of Marketing for Computer Products and Vice President of Marketing from the inception of our Company in 1987 until April 2000. Prior to joining Bell Microproducts in 1987, Mr. Roussey served in management positions with Kierulff Electronics, most recently as Corporate Vice President of Marketing.

Robert J. Sturgeon has been our Vice President of Information Technology since July 2000, prior to which, he served as our Vice President of Operations since joining the Company in 1992. From January 1991 to February 1992, Mr. Sturgeon was Director of Information Services for Disney Home Video. Prior to that time, Mr. Sturgeon served as Management Information Services ("MIS") Director for Paramount Pictures' Home Video Division from June 1989 to January 1991 and as a Marketing Manager for MTI Systems, a division of Arrow Electronics Inc., from January 1988 to June 1989. Other positions Mr. Sturgeon has held include Executive Director of MIS for Ducommun where he was responsible for ten divisions, including Kierulff Electronics.

Walter Tobin has been Executive Vice President, OEM Division, since joining the Company in 2003. Mr. Tobin is responsible for all OEM Sales and Marketing in North America. Prior to joining the Company, Mr. Tobin was with Pioneer-Standard, a distributor and reseller, for over eleven years, serving in several positions as Senior Vice President of Marketing and Operations and Value Added Services. Prior to joining Pioneer-Standard, Mr. Tobin held the positions of Regional Vice President, Regional Director and Branch Manager with various companies, including Lex/Schweber, Arrow and Cramer Electronics. Mr. Tobin has thirty years of experience in the distribution industry.

Timothy E. Tonges has been President of our North American Distribution Divisions since October 2003. From 1991 to 2003, Mr. Tonges held various positions, most recently Executive Vice President, with Pomeroy IT Solutions, Inc., an IT solutions provider, prior to which, he held various sales and marketing positions with Toshiba America.

(c) Information concerning Compliance with Section 16(a) of the Securities Exchange Act of 1934 appears in the Company's Proxy Statement, under the heading "Compliance with Section 16(a) of the Securities Exchange Act of 1934," and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation appears in the Company's Proxy Statement, under the caption "Executive Compensation," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information concerning the security ownership of certain beneficial owners and management appears in the Company's Proxy Statement, under Item 1 "Election of Directors," and is incorporated herein by reference.

The following table provides information concerning the Company's equity compensation plans as of December 31, 2003:

Equity Compensation Plan Information			
	Column (a)	Column (b)	Column (c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,842,497	$7.28 (1)	513,527 (2)
Equity compensation plans not approved by security holders (3)	973,000	$5.84	-
Total	4,815,497	$6.91	513,527

(1) Weighted-average exercise price excludes 963,048 shares for restricted stock units with zero exercise price.

(2) Includes (a) shares under the Company's (2) 1998 Stock Option Plan, which plan provides for the automatic increase of shares on January 1 of each year of a number of shares equal to the lesser of (i) 600,000 shares, (ii) 4% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board, subject to adjustment upon changes in capitalization of the Company and (b) 191 shares remaining available under the Company's Employee Stock Purchase Plan, which plan provides for the automatic increase on January 1 of each year of a number of shares equal to the lesser of (i) 225,000 shares, (ii) 1.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board, subject to adjustment upon changes in capitalization of the Company.

(3) Represents stock options that have been granted to employees outside of the Company's 1998 Stock Option Plan, which options are represented by agreements substantially the same as agreements with respect to options under the 1998 Stock Option Plan and generally provide for a vesting period as determined by the Board of Directors and expire over terms not exceeding ten years from the date of grant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions appears in the Company's Proxy Statement, under the caption "Election of Directors," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services appears in the Company's Proxy Statement under the caption "Ratification of Appointment of Independent Accountants" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Form 10-K:

(1) Consolidated Financial Statements

The financial statements (including the notes thereto) listed in the Index to Consolidated Financial Statement Schedule (set forth in Item 8 of Part II of this Form 10-K) are filed as part of this Annual Report on Form 10-K.

(2) Consolidated Financial Statement Schedule
II – Valuation and Qualifying Accounts and Reserves page 63

Schedules not listed above have been omitted because they are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes to Consolidated Financial Statements.

(3) Exhibits – See Exhibit Index following signature page

(b) Reports on Form 8-K.

During the fourth quarter of 2003, a Form 8-K dated October 29, 2003 was furnished to the Securities and Exchange Commission announcing the third quarter earnings.

(c) Exhibits. See Item 15(a) above.

(d) Financial Statements Schedules. See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2004.

BELL MICROPRODUCTS INC.

By: /s/ James E. Illson
James E. Illson
Chief Financial Officer and Executive Vice President of Finance and Operations

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints W. Donald Bell and James E. Illson and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ W. Donald Bell (W. Donald Bell)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 15, 2004
/s/ James E. Illson (James E Illson)	Chief Financial Officer and Executive Vice President of Finance and Operations (Principal Financial and Accounting Officer)	March 15, 2004
/s/ Gordon A. Campbell (Gordon A. Campbell)	Director	March 15, 2004
/s/ Eugene Chaiken (Eugene Chaiken)	Director	March 15, 2004
/s/ David M. Ernsberger (David M. Ernsberger)	Director	March 15, 2004
/s/ Edward L. Gelbach (Edward L. Gelbach)	Director	March 15, 2004
/s/ James E. Ousley (James E. Ousley)	Director	March 15, 2004
/s/ Glenn E. Penisten (Glenn E. Penisten)	Director	March 15, 2004
/s/ Mark L. Sanders (Mark L. Sanders)	Director	March 15, 2004

SCHEDULE II

BELL MICROPRODUCTS INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

Year Ended December 31,	Balance at Beginning of Period	Other [1]	Restructuring and Special Charges	Additions Charged to Costs and Expenses	Deductions-Write-offs	Balance at End of Period
2001						
Allowance for doubtful accounts	$ 12,831	$1,630	$ 4,038	$ 11,569	$(13,862)	$16,206
Allowance for excess and obsolete inventory	6,399	1,415	15,781	7,146	(16,050)	14,691
Allowance for sales returns and warranty obligations	8,238	-	-	75,494	(75,388)	8,344
Allowance for tax valuations	-	-	-	-	-	-
2002						
Allowance for doubtful accounts	16,206	-	1,700	11,357	(9,923)	19,340
Allowance for excess and obsolete inventory	14,691	-	-	7,388	(13,462)	8,617
Allowance for sales returns and warranty obligations	8,344	-	-	86,335	(86,097)	8,582
Allowance for tax valuations	-	-	-	934	-	934
2003						
Allowance for doubtful accounts	19,340	-	-	7,569	(9,342)	17,567
Allowance for excess and obsolete inventory	8,617	2,319	-	8,405	(9,815)	9,526
Allowance for sales returns and warranty obligations	8,582	-	-	57,340	(57,024)	8,898
Allowance for tax valuations	934	-	-	3,147	(439)	3,642

(1) Balance consists of allowance for doubtful accounts and inventory provisions related to the acquisitions of subsidiaries.

INDEX TO EXHIBITS

Number	Description of Document
3.1	Amended and Restated Articles of Incorporation of Registrant – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.
3.2	Amended and Restated Bylaws of Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954) filed on April 14, 1993 and which became effective on June 14, 1993.
4.1	Specimen Common Stock Certificate of the Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954) filed on April 14, 1993 and which became effective on June 14, 1993.
4.2	Amended and Restated Registration Rights Agreement dated June 11, 1992 between Registrant and certain investors named therein, as amended – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1993.
10.1*	1998 Stock Plan – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).
10.2*	The form of Option Agreement used under the 1998 Stock Plan – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).
10.3	Employee Stock Purchase Plan, as amended through May 21, 1998 – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).
10.4	The form of Option Agreement used under the Employee Stock Purchase Plan – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (File No. 33-83398).
10.5	Registrant's 401(k) Plan – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.6	Lease dated March 17, 1992 for Registrant's facilities at 1941 Ringwood Avenue; Suite 100, San Jose, California -- incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.7	Second Amendment to Third Amended and Restated Credit Agreement dated as of July 21, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999.
10.8	Third Amended and Restated Credit Agreement dated as of November 12, 1998, conformed to include the First Amendment thereto, effective May 14, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999.
10.9	Form of Indemnification Agreement – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.10	IBM Authorized Distributor Agreement dated May 17, 1993 between IBM Corporation and Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.11	Lease dated February 17, 1999 for Registrant's facilities at 4048 Castle Avenue, New

Castle, Delaware – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended March 31, 1999.

10.12 Third Amendment and Restated Credit Agreement dated as of November 12, 1998 by and among the Registrant, the Banks named therein and California Bank & Trust, as Agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on November 30, 1998, as amended on Form 8-K/A filed on December 11, 1998.

10.13 Asset Purchase Agreement dated as of November 5, 1998 by and between the Company, Almo Corporation, Almo Distributing Pennsylvania, Inc., Almo Distributing Maryland, Inc., Almo Distributing Minnesota, Inc., Almo Distributing Wisconsin, Inc. and Almo Distributing, Inc. – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on November 30, 1998, as amended on Form 8-K/A filed on December 11, 1998.

10.14 Fourth Amendment to Third Amended and Restated Credit Agreement dated December 8, 1999 by and among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.15 Fifth Amendment to Third Amended and Restated Credit Agreement dated December 31, 1999 by and among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.16 Lease dated August 1, 1999 for Registrant's facilities at 1941 Ringwood Avenue, Suite 200, San Jose, California – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.17 Asset Purchase Agreement between Bell Microproducts, Inc. and Pemstar Inc. April 30, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on June 23, 1999.

10.18 Amendment to Asset Purchase Agreement between Bell Microproducts, Inc. and Pemstar Inc. June 4, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on June 23, 1999.

10.19 Asset Purchase Agreement between Bell Microproducts – Future Tech, Inc., Future Tech International, Inc., Bell Microproducts, and Leonard Keller, dated May 14, 1999, as amended June 1, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on August 4, 1999.

10.20* Management Retention Agreements between the Registrant and the following executive officers of the Registrant: W. Donald Bell and Remo E. Canessa – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999.

10.21 Waiver and Third Amendment to Third Amended and Restated Credit Agreement dated as of October 15, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999.

10.22 Distribution Agreement dated as of January 11, 2000 between the Registrant and International Business Machines Corporation – incorporated by reference to exhibit filed with the Registrant's form 10-Q/A for the quarter ended September 30, 1999.

10.23* Employment Agreement dated as of July 1, 1999 between the Registrant and W. Donald Bell, the Registrant's Chief Executive Officer – incorporated by reference to exhibit filed with the Registrant's

Report on Form 8-K filed on January 13, 2000.

10.24 Office and warehouse lease, dated March 21, 1991, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 relating to Rorke Data facilities in Eden Prairie, Minnesota—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.25 Lease, dated June 16, 2000, relating to Bell Microproducts - Future Tech facilities in Miami, Florida—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.26* Management Retention Agreement dated March 20, 2000, between the Company and Lawrence Leong—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.27 Sixth Amendment to Third Amended and Restated Credit Agreement dated May 15, 2000 by among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.28 Seventh Amendment to Third Amended and Restated Credit Agreement dated June 22, 2000 by and among the Registrant, the Banks named therein and California Bank & Trust, as Agent for the Banks—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.29 Securities Purchase Agreement dated July 6, 2000 between the Registrant and The Retirement Systems of Alabama—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.30 Stock Purchase Agreement dated July 17, 2000 between the Registrant and Interx Media PLC—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.31 Fourth Amended and Restated Credit Agreement dated as of October 10, 2000, among Bell Microproducts, the listed financial institutions and California Bank & Trust, as agent—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.32* Management Retention Agreements between the Registrant and the following executive officers of the Registrant: Philip M. Roussey, Brian J. Clark, Gary Gammon and Robert J. Sturgeon—incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000.

10.33* Employment Agreement dated as of October 18, 2000, between the Registrant and James E. Ousley—incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000.

10.34* Management Retention Agreement dated May 7, 2001 between the Registrant and Benedictus Borsboom – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10Q for the quarter ended March 31, 2002

10.35* 1998 Stock Plan, as amended and Restated through February 20, 2002 – incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10Q for the Quarter ended March 31, 2002.

10.36* Amendment to Employment Agreement dated as of July 1, 1999 between the Registrant and W. Donald

Bell date as of April 30, 2002 – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Repot on Form 10Q for the quarter ended September 30, 2002.

10.37* Executive Employment and Non-Compete Agreement dated as of August 13, 2002 between the Registrant and James E. Illson - incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

10.38* Management Retention Agreements dated as of August 6, 2002 between the Registrant and the following executive officers: W. Donald Bell, Ian French, Nick Ganio, Richard J. Jacquet, Phillip M. Roussey and Robert J. Sturgeon - incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

10.39 Syndicated Credit Agreement effective as of December 2, 2002 by and among Ideal Hardware Limited, Bell Microproducts Europe Export Limited, BM Europe Partners C.V., Bell Microproducts Europe BV, Bank of America, N.A. and certain banks and financial institutions –incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2002.

10.40 Syndicated Composite Guarantee and Debenture effective as of December 2, 2002 by and among Ideal Hardware Limited, certain other companies listed and Bank of America, N.A.-incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2002.

10.41 Priority Agreement effective as of December 2, 2002 by and among Bell Microproducts Limited, National Westminster Bank PLC and Bank of America, N.A. -incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2002.

10.42 First Union National Bank Loan and Security Agreement dated May 14, 2001 – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001-incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2002.

10.43 First Amendment to Loan and Security Agreement dated as of December 31, 2002 by and among the Registrant, certain subsidiaries of the Registrant, certain financial institutions and Congress Financial Corporation-incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2002.

10.44 Supplemental Agreement Re Syndicated Credit Agreement dated November 6, 2003 by and among Ideal Hardware Limited, Bell Microproducts Europe Export Limited, BM Europe Partners C.V., Bell Microproducts Europe BV, Bank of America, N.A. and certain banks and financial institutions.

10.45 Second Amendment to Loan and Security Agreement and Waiver dated October 9, 2003 with Congress Financial Corporation

10.46 Amendment to Employment Agreement dated October 19, 2000 between the Company and W. Donald Bell – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

21.1 Subsidiaries of the Registrant

23.1 Consent of PricewaterhouseCoopers LLP, independent accountants

24.1 Power of Attorney (Contained on Signature page of this Form 10-K).

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan, contract or arrangement required to be filed as an exhibit to this Form 10-K.

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Bell Microproducts Canada Inc.	California
Bell Microproducts Canada—Tenex Data ULC	Nova Scotia
Bell Microproducts—Future Tech, Inc.	California
Don Bell Microproducts Chile, S.A.	Chile
Bell Microproducts do Brasil, Ltda.	Brazil
Bell Microproducts Mexico Shareholder, LLC	Florida
Bell Microproducts Mexico S.A. de C.V.	Mexico
Rorke Data, Inc.	Minnesota
Bell Microproducts Europe Inc.	California
Bell Microproducts Europe Partners C.V.	Netherlands
Bell Microproducts Europe B.V.	Netherlands
Bell Microproducts Europe Limited	United Kingdom
Ideal Hardware Limited	United Kingdom
Bell Microproducts Europe Export Limited	United Kingdom
Unifund Limited	United Kingdom
Ideal UniSolve Limited	United Kingdom
Bell Microproducts Solutions B.V.	Netherlands
Bell Microproducts Solutions N.V.	Belgium
Bell Microproducts Solutions GmbH	Germany
Bell Microproducts Solutions GmbH	Austria
Bell Microproducts B.V.	Netherlands
Rorke Data Italy s.r.l.	Italy
Bell Microproducts SARL	France
Bell Microproducts GmbH	Germany
Bell Microproducts s.r.l.	Italy
Bell Microproducts AB	Sweden
Bell Microproducts BVBA	Belgium
Bell Microproducts ApS	Denmark
Bell Microproducts Limited	United Kingdom
Total Tec Systems, Inc.	New Jersey

EXHIBIT 23.1

BELL MICROPRODUCTS INC.
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Numbers 333-39916, 333-45554, 333-62842, 333-85226 and 333-107732) and in the Registration Statements on Form S-8 (Numbers 33-66580, 33-83398, 33-95968, 333-10837, 333-41179, 333-58053, 333-51724, 333-72642 and 333-87048) of Bell Microproducts Inc. of our report dated February 17, 2004, except for Note 15, as to which the date is March 5, 2004 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
March 15, 2004

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, W/ Donald Bell, Chief Executive Officer, hereby certify that:

1. I have reviewed this annual report on Form 10-K of Bell Microproducts Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ W. Donald Bell
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James E. Illson, Chief Financial Officer, hereby certify that:

1. I have reviewed this annual report on Form 10-K of Bell Microproducts Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ James E. Illson
Chief Financial Officer

Exhibit 32.1

Certification pursuant Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Bell Microproducts Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, W. Donald Bell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2004

/s/ W. Donald Bell
Chief Executive Officer

Exhibit 32.2

Certification pursuant Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Bell Microproducts Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, James E. Illson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2004

/s/ James E. Illson
Chief Financial Officer

BOARD OF DIRECTORS

W. Donald Bell
President, Chief Executive Officer and Chairman of the Board, Bell Microproducts Inc.

Gordon A. Campbell
President, TechFarm Management, Inc.

Eugene B. Chaiken
Chairman, President and CEO, Almo Corporation

David M. Ernsberger
Retired; Group Vice President of Worldwide Sales and Support for IBM Technology Group

Edward L. Gelbach
Retired; formerly Senior Vice President, Intel Corporation

James E. Ousley
President and Chief Executive Officer, Vytek, Inc.

Glenn E. Penisten
General Partner, Alpha Venture Partners III

Mark L. Sanders
Chairman of the Board, Pinnacle Systems, Inc.

CORPORATE OFFICERS

W. Donald Bell
President, Chief Executive Officer and Chairman of the Board

James E. Illson
Executive Vice President of Finance and Operations, Chief Financial Officer

Timothy Tonges
President, Bell Microproducts North America

Philip M. Roussey
Executive Vice President Enterprise Marketing

Walter Tobin
Executive Vice President, OEM Division

Dick Jacquet
Vice President, Human Resources

Robert J. Sturgeon
Vice President of Information Technology

CORPORATE HEADQUARTERS

1941 Ringwood Avenue
San Jose, CA 95131
(408) 451-9400
www.bellmicro.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers, LLP
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

TRANSFER AGENT AND REGISTRANT

Mellon Investor Services LLP
235 Montgomery Street,
23rd Floor
San Francisco, CA 94104
(415) 743-1444

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 1:00 p.m. on May 26, 2004 at Bell Microproducts Inc., 1941 Ringwood Avenue, San Jose, CA. All Shareholders of record as of April 12, 2004 are invited to attend.

FORM 10-K

A copy of the complete Form 10-K Annual Report, as filed with the Securities and Exchange Commission, may be obtained by shareholders, without charge, by writing to the Secretary of the Company.

PRICE RANGE OF COMMON STOCK

The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "BELM." The following table shows, for the periods indicated, the high and low sale prices of the Common Stock as reported by Nasdaq.

2003	High	Low
First Quarter	$ 7.64	$5.03
Second Quarter	$ 5.75	$3.56
Third Quarter	$ 7.85	$4.16
Fourth Quarter	$ 9.88	$6.70

2002	High	Low
First Quarter	$15.79	$9.79
Second Quarter	$12.90	$6.70
Third Quarter	$ 8.00	$3.25
Fourth Quarter	$ 8.70	$3.01

DISTRIBUTION AND OFFICE LOCATIONS

NORTH AMERICA

Huntsville, AL
Montgomery, AL
Phoenix, AZ
Irvine, CA
Roseville, CA
San Diego, CA
San Jose, CA
Denver, CO
New Castle, DE
Bonita Springs, FL
Jensen Beach, FL
Miami, FL
Orlando, FL
Winter Park, FL
Alpharetta, GA
Chicago, IL
Boston, MA
Marlborough, MA
Wakefield, MA
Columbia, MD
Eden Prairie, MN
Golden Valley, MN
Edison, NJ
Pine Brook, NJ
New York, NY
Philadelphia, PA
Austin, TX
Dallas, TX
Houston, TX
Centerville, UT
Montreal, Canada
Toronto, Canada
Vancouver, Canada

LATIN AMERICA

Buenos Aires, Argentina
São Paulo, Brazil
Santiago, Chile
Guadalajara, Mexico
Merida, Mexico
Mexico City, Mexico
Monterrey, Mexico
Oaxaca, Mexico
Puebla, Mexico
Tampico, Mexico
Tuxtla, Mexico
Veracruz, Mexico
Villahermosa, Mexico

EUROPE

Vienna, Austria
Mechelen, Belgium
Paris, France
Dreieich, Germany
Milan, Italy
Almere, Netherlands
Emmen, Netherlands
Stockholm, Sweden
Birmingham, UK
London, UK



BELL MICROPRODUCTS
1941 Ringwood Avenue
San Jose, CA 95131
(408) 451-9400
www.bellmicro.com